UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XZERES WIND CORP.
(Exact name of Registrant as specified in its charter)

Nevada	1311	74-2329327
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9025 SW Hillman Court, Suite 3126
Wilsonville, OR 97070
(503) 388-7350
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

S. Clayton Wood
President and Chief Operating Officer
Xzeres Wind Corp.
9025 SW Hillman Court, Suite #3126
Wilsonville, OR 97070
(503) 388-7350
(Name, address, including zip code, and telephone number, including area code, of agent for service)
___________________________________________
Copies to:
Bryan Clark Cane Clark LLP 3273 East Warm Springs Road Las Vegas, NV 89120 (702) 312-6255 (702) 944-7100 (fax)
___________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|__|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|__|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|__|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer |__|  Accelerated filer |__|    Non-accelerated filer |__|   Smaller reporting company |X|

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE(1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE
Common Stock(3)	6,461,059	$1.00	$6,461,059.00	$460.67

(1)	This price was arbitrarily determined by Xzeres Wind Corp.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.
(3)	Includes 1,777,225 shares of common stock issuable upon the exercise of warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

PROSPECTUS
XZERES Wind Corp
6,461,059
SHARES OF COMMON STOCK
___________________

SUBJECT TO COMPLETION, Dated July 19, 2010

The selling shareholders named in this prospectus (the “Selling Shareholders”) are offering up to 6,461,059 shares of common stock begin registered by this prospectus, which includes 1,777,225 shares issuable upon exercise of warrants to purchase shares of common stock. The shares of common stock and warrants were sold to the Selling shareholders in the following transactions:

•	4,010,500 shares of our common stock and warrants to purchase 1,403,675 shares of common stock were issued to purchasers in a private placement that closed May 14, 2010.

•	Warrants to purchase 373,550 shares of common stock issued to our placement agent in connection with our private placement that closed May 14, 2010.

•
200,000 shares of our common stock issued to three consultants on March 19, 2010 in exchange for their services in integrating recently acquired assets into our operations and otherwise providing general assistance at the direction of our board.

•	573,334 shares of our common stock held by our attorneys, 320,000 of which were issued to our attorneys in satisfaction of past due professional fees on March 1, 2010.

The offering is a self-underwritten offering; there will be no underwriter involved in the sale of these securities. The shares of common stock to which this prospectus relates may be sold from time to time by and for the account of the Selling Stockholders named in this prospectus or in supplements to this prospectus. The Selling Stockholders may sell all or a portion of these shares from time to time in market transactions, in negotiated transactions or otherwise. See "Plan of Distribution" on page 22 for additional information on the methods of sale.

	Offering Price	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$1.00	$0.10	$0.00
Total (maximum offering)	$6,461,059.00	$646,105.90	$0.00

We will not receive any proceeds from the sale of shares in this offering. We have not made any arrangements for the sale of these securities. We have set an initial offering price of $1.00 per share.  If our common stock becomes actively traded on the OTCBB, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the Selling Shareholders.

Our common stock is currently eligible to be quoted on the Financial Industry Regulatory Authority’s Over the Counter Bulletin Board (“OTCBB”) under the symbol “XWND.” The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information.

At present there is a very limited public market for our common stock.  We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed.  The absence of a public market for our stock will make it difficult to sell your shares in our stock.

The purchase of the securities offered through this prospectus involves a high degree of risk.  See section entitled “Risk Factors” starting on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Date of This Prospectus is: July 19, 2010

Page
Summary	5
Risk Factors	7
Risks Related To Our Financial Condition	7
There is significant doubt about our ability to continue as a going concern.	7
Because our operating history is characterized by net losses, we anticipate further losses and we may never become profitable.	7
We will likely require additional resources to fully implement our business plan and may be forced to curtail or cease operations if we are not able to obtain additional financing in the future.	7
Risks Related to Our Business Model	8
If small wind energy technology does not gain broad commercial acceptance, our business will be materially harmed and we may need to curtail or cease operations.	8
Our sales strategy relies on a network of dealers to distribute and support our products and we have signed written agreements with only a limited number of dealers at this time.	8
Our suppliers may not supply us with a sufficient amount of components or components of adequate quality or they may provide components at significantly increased prices, and, therefore, we may not be able to produce our products.	8
Because the former owner of our Assets may have created ill will among its suppliers, we may have difficulty negotiating favorable terms with our suppliers.	9
Because we will initially rely on only a few key suppliers for the components necessary, the failure of any one of our suppliers to provide components as anticipated could preclude us from assembling our products.	9
Product quality expectations may not be met causing slower market acceptance or warranty cost exposure.	9
Because the former manufacturer of our principal products is no longer in business, we may determine to honor some of its warranty obligations in order to generate good will among current and prospective customers.	10
If we are unable to succeed in marketing, making sales and increasing our customer base to support our business operations, we will be unable to achieve profitable operations and our business may fail.	10
If a reduction or elimination of government and economic incentives occurs, our revenue may decline and our business may fail.	10
If technological changes in the power industry render our products uncompetitive or obsolete, our market share may decline and cause our business to fail.	10
If we fail to respond to changes in customer preferences in a timely manner, our sales may be adversely affected, and our business may fail.	11
The complexity of our products may lead to errors, defects, and bugs, which could subject us to significant costs or damages and adversely affect market acceptance of our products, and our business may fail.	11
If we are unable to successfully manage growth, our operations could be adversely affected and our business may fail.	11
Because we expect to be dependent on third parties, should those services be interrupted or become more costly, we may experience a material adverse effect on the acceptance of our brand and our business may fail.	12
Risks Related To Control Persons, Key Employees and Management	12
Because our current executive officers and directors do not have significant experience in the wind power business, investors cannot rely on our officers and directors as being experts in the wind power business.	12
Because our business is dependent upon the performance of key employees and consultants, the loss of those employees would materially impact our business.	12
Our board of directors may change our operating policies and strategies without prior notice or stockholder approval and such changes could harm our business and results of operations and the value of our stock.	12
Certain stockholders control or have the ability to exert significant influence over the voting power of our capital stock.	12

Risks Related To Legal Uncertainty	13
If our products are found to cause injury, have defects, or fail to meet industry standards, we will incur substantial litigation, judgment, product liability and product recall costs, which could cause our business to fail.	13
If any of the products we expect to sell infringe on the intellectual property rights of others, we may find ourselves involved in costly litigation, which could cause our business to fail.	13
If we are not granted full protection for property rights over our name and trademark, we may have difficulty safeguarding our name or the public’s identification of our brand resulting in a potential loss of any competitive advantage.	13
We may be exposed to patent infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.	14
Because the payment of dividends is at the discretion of the Board of Directors, investors may not realize cash dividends at the frequency or in the amounts they anticipate.	14
Because we intend to conduct business outside of the United States, we will be subject to risks of doing business in foreign countries which are not found in doing business in the United States which could have a material adverse effect on our business.	14
Because we intend to conduct business in foreign countries, exchange rates may cause future losses in our international operations.	15
If we issue shares of preferred stock with superior rights than the common stock offered hereby, it could result in a decrease in the value of our common stock and delay or prevent a change in control of us.	15
Because we have available a significant number of authorized shares of common stock, we may issue additional shares for a variety of reason which will have dilutive effect on our shareholders, resulting in reduced ownership and decreased voting power, or may result in a change of control.	15
Certain legislation relating to public companies, including the Sarbanes-Oxley-Act of 2002, may make it more difficult for us to retain or attract officers and directors.	15
Risks Related To Our Securities	16
If our business is unsuccessful, our shareholders may lose their entire investment.	16
If a market for our common stock does not develop, shareholders may be unable to sell their shares.	16
If a public market for our common stock develops, short selling could increase the volatility of our stock price.	16
In order for our common stock to be quoted on the over-the-counter bulletin board, we are required to remain current in our filings with the SEC.	16
Because we will be subject to the “Penny Stock” rules once our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced.	17
Because FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock, investors may not be able to sell their stock should they desire to do so.	17
Because the price of our shares in this offering was arbitrarily determined by us, it may not reflect the actual market price for the securities.	17
Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our common stock.	17
Forward-Looking Statements	18
Use of Proceeds	18
Determination of Offering Price	18
Dilution	18
Selling Shareholders	18
Plan of Distribution	22
Description of Securities to be Registered	23
Interests of Named Experts and Counsel	25
Description of Business	26
Description of Property	35
Legal Proceedings	35
Market for Common Equity and Related Stockholder Matters	35
Financial Statements	37
Management’s Discussion and Analysis	38
Changes in and Disagreements with Accountants	40
Directors and Executive Officers	40
Executive Compensation	43
Security Ownership of Certain Beneficial Owners and Management	46
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	46
Certain Relationships and Related Transactions	47
Available Information	47
Dealer Prospectus Delivery Obligation	47
Other Expenses of Issuance and Distribution	48
Indemnification of Directors and Officers	48
Recent Sales of Unregistered Securities	49
Table of Exhibits	50
Undertakings	51
Signatures	52

Summary

XZERES Wind Corp

The Company

We are in the business of designing, developing, and marketing small wind turbine systems and related equipment for electrical power generation, specifically for use in residential, small business, rural electric utility systems, other rural locations, and other infrastructure applications.  We employ proprietary technology, including power electronics, alternator design, and blade design to increase performance, reliability, and sound suppression. We also work with manufacturers of inverters, lightning protection equipment and towers to integrate their equipment into our products.

We were originally incorporated in the state of New Mexico in January of 1984.  We were engaged in the natural gas and asphalt businesses until 2007, at which time we liquidated our assets and operations and distributed the net proceeds to our shareholders after paying our debts.  On October 2, 2008, we re-domiciled from New Mexico to Nevada in anticipation of pursuing the wind turbine business. We commenced operations in the wind turbine business in the fiscal quarter ended May 31, 2010.

Our principal executive offices are located at 9025 SW Hillman, Suite 3126, Wilsonville OR 97070. Our phone number is (503) 388-7350.  Our fiscal year end is February 28.

The Offering

Securities Being Offered	Up to 6,461,059 shares of our common stock, including 1,777,225 shares of common stock issuable upon the exercise of warrants.

Offering Price and Plan of Distribution
The offering price of the common stock is $1.00 per share.  Our common stock is currently eligible to be quoted on the Financial Industry Regulatory Authority’s Over the Counter Bulletin Board (“OTCBB”) under the symbol “XWND.”

At present there is a very limited public market for our common stock.  We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed.  The absence of a public market for our stock will make it difficult to sell your shares in our stock.

If a market for our common stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders.  The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

Minimum Number of Shares To Be Sold in This Offering	None

Securities Issued and to be Issued
13,280,255 shares of our common stock are issued and outstanding as of the date of this prospectus. If all of the warrants to issue an additional 1,777,225 shares of our common stock are exercised, then 15,057,480 shares of our common stock will be issued and outstanding.

Control of a substantial amount of our common stock is held by few persons. Our officers and directors, Steven Shum and David Baker, and Core Fund, L.P. beneficially own 6,882,075 shares (50.7%) of our common stock. Mr. Shum is the managing principal of Core Fund, L.P. and, as such, has the power to vote or dispose of the shares owned by Core Fund, L.P.  None of the stock held by any of our officers and directors or by Core Fund, L.P. is included in this registration.  Upon the completion of this offering, our officers and directors will own an aggregate of approximately 44.81% of the issued and outstanding shares of our common stock if the maximum number of shares is sold, including the 1,777,225 shares issuable upon exercise of warrants.

Use of Proceeds	We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Summary Financial Information
Balance Sheet Data	Fiscal Year Ended February 28, 2009 (audited)	Fiscal Year Ended February 28, 2010 (audited)	Quarter ended May 31, 2010 (unaudited)
Cash	$1,978	$195,990		$2,849,758
Total Assets	1,978	195,990		4,834,486
Liabilities	166,233	428,318		192,511
Total Stockholder’s Equity (Deficit)	(164,255)	(232,328)		4,641,975

Statement of Operations
Revenue	0	0		4,385
Net Profit (Loss) for Reporting Period	$(487,194)	$(68,378)	$	(641,256)

Risk Factors

You should consider each of the following risk factors and any other information set forth herein and in our reports filed with the SEC, including our financial statements and related notes, in evaluating our business and prospects. The risks and uncertainties described below are not the only ones that impact on our operations and business. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations. If any of the following risks actually occur, our business and financial results or prospects could be harmed. At present shares of our common stock are not publicly traded.  In the event that shares of our common stock become publicly traded, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related To Our Financial Condition and Business Model

RISKS RELATED TO OUR FINANCIAL CONDITION

There is significant doubt about our ability to continue as a going concern.

We have not generated any revenue over each of the last two fiscal years and have incurred significant losses over that same period of time.  Based upon our current financial condition, our management estimates that we have sufficient cash to operate our business at the current level for the next twelve months. However, our overall financial condition raises substantial doubt that we will be able to operate as a “going concern”, and our independent auditors included an explanatory paragraph regarding this uncertainty in their report on our financial statements as of February 28, 2010 and as of February 28, 2009.   Our financial statements do not include any adjustments that might result from the uncertainty as to whether we will achieve status as a “going concern.”

Because our operating history is characterized by net losses, we anticipate further losses and we may never become profitable.

Since we commenced our current business operations during the fiscal quarter ended May 31, 2010, we have minimal revenue of $4,385 and have incurred significant operating losses of $642,330. We expect to continue to incur operating losses until such time that we can sell a sufficient number of our products and achieve a cost structure to become profitable. We may not have adequate cash resources to reach the point of profitability, and we may never become profitable. Even if we do achieve profitability, we may be unable to increase our sales and sustain or increase our profitability in the future.

We will likely require additional resources to fully implement our business plan and may be forced to curtail or cease operations if we are not able to obtain additional financing in the future.

If we are not able to secure additional funding, the implementation of our business plan will be impaired. Additional financing may take the form of further private equity or debt financings depending upon prevailing market conditions. These financings may not be available or, if available, may be on terms that are not favorable to us and could result in dilution to our stockholders and reduction of the market value of our common stock. If we obtain debt financing, we may be required to pledge accounts receivables, inventories, equipment, patents or other assets as collateral, which would be subject to seizure by our creditors if we were to default under the debt agreements, we could be required to comply with financial and other covenants that could limit our flexibility in conducting our business and put us at a disadvantage compared to our competitors, and we would be required to use our available cash to pay debt service. Since the terms and availability of any financing depends to a large degree upon general economic conditions and third parties over which we have no control, we can give no assurance that we will obtain the needed financing or that we will obtain such financing on attractive terms. In addition, our ability to obtain financing depends on a number of other factors, many of which are also beyond our control, such as interest rates and national and local business conditions. If the cost of obtaining needed financing is too high or the terms of such financing are otherwise unacceptable in relation to the strategic opportunity we are presented with, we may decide to forego that opportunity. If adequate capital is not available to us, we would likely be required to significantly curtail or possibly even cease our operations.

RISKS RELATED TO OUR BUSINESS MODEL

If small wind energy technology does not gain broad commercial acceptance, our business will be materially harmed and we may need to curtail or cease operations.

Small wind energy technology is at an early stage of market acceptance, and the extent to which small wind energy power generation will be commercially viable is uncertain. Many factors may affect the commercial acceptance of small wind energy technology, including the following:

▪	performance, reliability and cost-effectiveness of wind energy technology compared to conventional and other renewable energy sources and products;
▪	developments relating to other alternative energy generation technologies;
▪
fluctuations in economic and market conditions that affect the cost or viability of conventional and alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

▪	overall growth in the alternative energy equipment market;
▪	availability and terms of government subsidies and incentives to support the development of alternative energy sources, including small wind energy;
▪	fluctuations in capital expenditures by utilities and independent power producers, which tend to decrease when the economy slows and interest rates increase; and
▪	the development of new and profitable applications requiring the type of remote electric power provided by small wind energy systems.

Our sales strategy relies on a network of dealers to distribute and support our products and we have signed written agreements with only a limited number of dealers at this time.

Dealers are an important aspect in our sales and distribution strategy.  They provide a vital link to potential end users of renewable energy equipment and alleviate manufacturers from having to provide large field service operations for conducting sales and service.

We have only recently begun promoting to dealers and at present have only signed a limited number of dealer agreements.  There can be no assurance that we will be successful in establishing additional agreements on favorable terms, or at all.  If we are not able to establish a viable, larger network of dealers for our products, our sales and our ability to support our customers will be adversely affected, which could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

Our suppliers may not supply us with a sufficient amount of components or components of adequate quality or they may provide components at significantly increased prices, and, therefore, we may not be able to produce our products.

We assemble our products using component parts manufactured by third parties.  Some of these components are currently available only from a single source or limited sources. We may experience delays in production if we fail to identify alternative suppliers, or if any parts supply is interrupted, each of which could materially adversely affect our business and operations. If we fail to anticipate customer demand properly, an oversupply of parts could result in excess or obsolete inventories, which could adversely affect our business. A reduction or interruption in supply, a significant increase in price of one or more components or a decrease in demand of products could materially adversely affect our business and operations and could materially damage our customer relationships. Financial problems of suppliers on whom we rely could limit our supply of components or increase our costs. Also, we cannot guarantee that any of the parts or components that we expect to purchase will be of adequate quality or that the prices we pay for the parts or components will not increase. Inadequate quality of products from suppliers could interrupt our ability to supply quality products to our customers in a timely manner. Additionally, defects in materials or products supplied by our suppliers that are not identified before our products are placed in service by our customers could result in higher warranty costs and damage to our reputation. Some of our suppliers obtain components internationally. As a result, we may be indirectly subject to delays in delivery due to the timing or regulations associated with the import/export process, delays in transportation or regional instability.

Because the former manufacturer of our principal products may have created ill will among its suppliers, we may have difficulty negotiating favorable terms with our suppliers.

We acquired the rights to our principal products and the identifying trade names, model numbers and designs for our products from the secured creditors of Abundant Renewable Energy, LLC (“ARE”), a privately held Oregon limited liability company that failed.  When ARE failed, it did not pay many of its unsecured trade creditors, some of which are the same suppliers for parts we need to make our products.  Although we did not assume any of ARE’s liabilities when we acquired certain of its assets from its secured creditors and are not legally liable for any of ARE’s trade debts, some of our suppliers may view us as a continuation of ARE and may be reluctant to do business with us going forward on favorable terms or at all.  Any such behavior from key suppliers could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

Because we will initially rely on only a few key suppliers for the components necessary, the failure of any one of our suppliers to provide components as anticipated could preclude us from assembling our products.

We will have only a single source for several of the key components of our products.  Should any of these single source suppliers refuse or fail to deliver components as anticipated, we would be unable to assemble our products, which would have a material adverse effect on our business, including our operating results, financial condition and cash flow.  In that event, can be no assurance that we would be able to find alternative suppliers for our key components in a timely fashion, on acceptable terms, or at all.  We are currently seeking other manufacturing and supply chain relationships to augment and potentially replace our current outsourced manufacturers. There can be no assurance that we will be successful in developing alternative suppliers on commercially acceptable terms, or at all.

Product quality expectations may not be met causing slower market acceptance or warranty cost exposure.

In order to achieve our goal of improving the quality and lowering the total costs of ownership of wind turbine systems, we plan on integrating engineering changes. Such improvement initiatives may render existing inventories obsolete or excessive. Despite our continuous quality improvement initiatives, we may not meet customer expectations. Any significant quality issues with our products could have a material adverse effect on our rate of product adoption, results of operations, financial condition and cash flow. Moreover, as we develop new products and new configurations for our wind turbines or as our customers place existing configurations in commercial use, our products may perform below expectations. Any significant performance below expectations could adversely affect our operating results, financial condition and cash flow and affect the marketability of our products.

We plan to sell our products with warranties. There can be no assurance that the provision for estimated product warranty expenses, currently planned to be set at approximately 2% of gross sales, will be sufficient to cover our warranty expenses in the future. We cannot ensure that our efforts to reduce our risk through warranty disclaimers will effectively limit our liability. Any significant incurrence of warranty expense in excess of estimates could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

Because the former manufacturer of our principal products is no longer in business, we may determine to honor some of its warranty obligations in order to generate good will among current and prospective customers.

The prior manufacturer of our principal products, Abundant Renewable Energy, LLC (“ARE”), issued warranties on its products to its customers.  ARE is now out of business and unable to honor those warranties.  Although we did not assume any of ARE’s warranty obligations to its customers and are not legally responsible therefor, it may be that we determine to informally honor some of those obligations, on a case by case basis, in order to preserve the marketing value of our products’ trade names and product names. As part of the acquisition of the assets from the secured creditors, we recorded an initial warranty reserve of $100,000.  If this expense is significantly greater than the initial reserve, it could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

If we are unable to succeed in marketing, making sales and increasing our customer base to support our business operations, we will be unable to achieve profitable operations and our business may fail.

If we are unable to succeed in establishing, training and expanding a distribution network domestically and internationally, partnering with renewable energy consultants, making sales, and expanding our customer base to support our business operations, it could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

If a reduction or elimination of government and economic incentives occurs, our revenue may decline and our business may fail.

Today, the cost of solar, wind, and other eco-friendly power exceeds retail electric rates in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan, Spain, Italy, Portugal, France, South Korea and the United States, have provided incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of alternative power products to promote the use of alternative energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. Reductions in, or eliminations or expirations of, governmental incentives could result in lower revenues and greater expenses for our businesses, which could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

If technological changes in the power industry render our products uncompetitive or obsolete, our market share may decline and cause our business to fail.

The alternative power market is characterized by continually changing technology requiring improved features, such as higher quality, increased efficiency, higher power output and lower price. Our failure to further refine our technology and develop and introduce new power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. The alternative power industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the alternative power industry and to effectively compete in the future. A variety of competing technologies are under development by other companies that could result in lower manufacturing costs or higher product performance than those expected for our products. While we intend to continually improve our products, our development efforts may be rendered obsolete by the technological advances of others, and other technologies may prove more advantageous for the commercialization of alternative power products.  Should this occur, it could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

If we fail to respond to changes in customer preferences in a timely manner, our sales may be adversely affected, and our business may fail.

The small wind power industry is highly competitive, and other suppliers of similar product are also attempting to gain competitive advantages as well.  Our financial performance depends on our ability to identify, originate and define industry trends, as well as to anticipate, gauge and react to changing customer preferences in a timely manner. If we misjudge the demands of the small wind power market, it could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

The complexity of our products may lead to errors, defects, and bugs, which could subject us to significant costs or damages and adversely affect market acceptance of our products, and our business may fail.

Our products may contain undetected errors, weaknesses, defects or bugs as is or as new models are released. If our products or future products contain production defects, reliability, quality or compatibility problems that are significant to our customers, our reputation may be damaged and customers may be reluctant to continue to buy our products, which could adversely affect our ability to retain and attract new customers. In addition, these defects or bugs could interrupt or delay sales of affected products, which could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

We may be required to make significant expenditures of capital and other resources to resolve the problems. This could result in significant additional development costs and the diversion of technical and other resources from our other development efforts. We could also incur significant costs to repair or replace defective products. These costs or damages could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

If we are unable to successfully manage growth, our operations could be adversely affected and our business may fail.

Our progress is expected to require the full utilization of our management, financial and other resources, which to date has occurred with limited working capital. Our ability to manage growth effectively will depend on our ability to improve and expand operations, including our financial and management information systems, and to recruit, train and manage technical and sales personnel. There can be no absolute assurance that management will be able to manage growth effectively.

If we do not properly manage the growth of our business, we may experience significant strains on our management and operations and disruptions in our business. Various risks arise when companies and industries grow quickly. If our business or industry grows too quickly, our ability to meet customer demand in a timely and efficient manner could be challenged. We may also experience development or production delays as we seek to meet increased demand for our products. Our failure to properly manage the growth that we or our industry might experience could negatively impact our ability to execute on our operating plan and, accordingly, could have an adverse impact on our business, our cash flow and results of operations, and our reputation with our current or potential customers.

Because we expect to be dependent on third parties, should those services be interrupted or become more costly, we may experience a material adverse effect on the acceptance of our brand and our business may fail.

There is risk of change in the relationships we expect to have with distributors and installers of our products. Because we expect to be dependent on third parties, especially distributors and installers, we may face potential losses if any of these services are interrupted or become more costly, which could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

RISKS RELATED TO CONTROL PERSONS, KEY EMPLOYEES AND MANAGEMENT

Because our current executive officers and directors do not have significant experience in the wind power business, investors cannot rely on our officers and directors as being experts in the wind power business.

At present we have only two executive officers, S. Clayton Wood, who is our President and COO and Steven Shum, who is our CFO.  Neither Mr. Wood nor Mr. Shum have any prior experience in the wind power business.  All business decisions made will be made in reliance on the advice of others due to this lack of expertise.

Because our business is dependent upon the performance of key employees and consultants, the loss of those persons would materially impact our business.

Our business is dependent upon the performance of certain key employees, notably our President and COO, S. Clayton Wood, our CFO and director, Steven Shum, and upon our director and consultant, David Baker.  We are in the process of locating and hiring additional personnel. Competition for these individuals is intense and we may be able to hire such persons, if at all, only as at-will employees who are under no legal obligation to remain with us. Our competitors may choose to extend offers to any of these individuals on terms which we may be unwilling to meet. In addition, any or all of our key employees may decide to leave for a variety of personal or other reasons beyond our control.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval and such changes could harm our business and results of operations and the value of our stock.

Our board of directors has the authority to modify or waive our current operating policies and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. However, the effects could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

Certain stockholders control or have the ability to exert significant influence over the voting power of our capital stock.

Control of a substantial amount of our common stock is held by few persons. Steven Shum, David Baker, and Core Fund, L.P. hold an aggregate 6,882,075 (50.7%) of our currently issued and outstanding stock. Mr. Shum is the managing principal of Core Fund, L.P. and, as such, has the power to vote or dispose of the shares owned by Core Fund, L.P.  Mr. Baker is a passive non-managing member and principal of Core Fund Management, L.P., the general partner and Fund Manager to Core Fund, L.P.   Because these shareholders individually and collectively hold a significant portion of our common stock, they have the ability to exert significant influence over our policies and management. The interests of these stockholders may differ from the interests of our other stockholders. Accordingly, they will have an overwhelming influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. While we have no current plans with regard to any merger, consolidation or sale of substantially all of our assets, the interests of these shareholders may still differ from the interests of the other stockholders.

RISKS RELATED TO LEGAL UNCERTAINTY

If our products are found to cause injury, have defects, or fail to meet industry standards, we will incur substantial litigation, judgment, product liability, and product recall costs, which could cause our business to fail.

We may be subject to liability for any accidents or injury that may occur in connection with the use of our products or due to claims of defective design, integrity or durability of the products. We currently maintain liability insurance coverage for such claims. Even with such insurance, however, product liability claims could adversely affect our brand name reputation, revenues and ultimately lead to losses. In addition, product defects could result in product recalls and warranty claims. A product recall could delay or halt the sale of our products until we are able to remedy the product defects. The occurrence of any claims or judgments in excess of our insurance, or product recalls will negatively affect our brand name image and could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

If any of the products we expect to sell infringe on the intellectual property rights of others, we may find ourselves involved in costly litigation, which could cause our business to fail.

Although we have not received notices of any alleged infringement, we cannot be certain that the products we will manufacture do not infringe on issued patents, trademarks and/or copyright rights of others. We may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and could have a material adverse effect on our business, including our operating results, financial condition and cash flow.

If we are not granted full protection for property rights over our name and trademark, we may have difficulty safeguarding our name or the public’s identification of our brand resulting in a potential loss of any competitive advantage.

Our success will depend, in part, on our ability to obtain and enforce intellectual property rights over our product designs, name and trademark in both the United States and other countries. We have five trademark applications pending, but to date, we have not obtained any trademark or trade name registrations.. There can be no assurance that the steps we intend to take to protect our rights will be adequate, that we will be able to secure protections or registrations for our rights or marks in the United States or in foreign countries or that third parties will not infringe upon our territorial rights or misappropriate our technology, designs, copyrights, trademarks, service marks, domain name and similar proprietary rights. In addition, effective intellectual property protection may be unenforceable or limited in certain foreign countries. It is possible that our competitors or others will adopt product or service names similar to ours, thereby impeding our ability to build brand identity which could possibly lead to customer confusion. Our inability to protect our intellectual property adequately could have a material adverse effect on the acceptance of our brand and on our business, financial condition and operating results. In the future, litigation may be necessary to enforce and protect our territorial distribution rights, our trade secrets, copyrights and other intellectual property rights. Litigation would divert management resources and be expensive and may not effectively protect our intellectual property. We may be subject to litigation for claims of infringement of the rights of others or to determine the scope and validity of the territorial and/or intellectual property rights of others. If other parties file applications for marks used or registered by us, we may have to oppose those applications and participate in administrative proceedings to determine priority of rights to the mark, which could result in substantial costs to us due to the diversion of management’s attention and the expense of such litigation, even if the eventual outcome is favorable to us. Adverse determinations in such litigation could result in the loss of certain of our proprietary intellectual property.

We may be exposed to patent infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

 Our success depends, in part, on our ability to use and develop our technology and know-how and to manufacture and products without infringing the intellectual property or other rights of third parties. We own three pending patent applications covering certain aspects of our technology, none of which has been granted at this time. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to wind power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Because the payment of dividends is at the discretion of the Board of Directors, investors may not realize cash dividends at the frequency or in the amounts they anticipate.

With the exception of the dividend paid upon the liquidation of our former oil and gas operations in the fiscal year ended February 28, 2009, we have never declared or paid any cash dividends on our common stock. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Distributions to our stockholders are subordinate to the payment of our debts and obligations. If we have insufficient funds to pay our debts and obligations, distributions to stockholders will be suspended pending the payment of such debts and obligations. Accordingly, investors must rely on sales of their own common stock after price appreciation, which may never occur, as the only way to recover their initial investment.

Because we intend to conduct business outside of the United States, we will be subject to risks of doing business in foreign countries which are not found in doing business in the United States which could have a material adverse effect on our business.

We intend to conduct business outside of the United States, specifically Australia, Africa and Europe. Doing business in foreign countries carries with it certain risks that are not found in doing business in the United States, which could have a material adverse effect on our business, including our operating results, financial condition and cash flow. The risks of doing business in foreign countries that could result in losses against which we are not insured include:

•	exposure to local economic conditions;
•	potential adverse changes in the diplomatic relations of foreign countries with the United States;
•	hostility from local populations;
•	the adverse effect of currency exchange controls;
•	restrictions on the withdrawal of foreign investment and earnings;
•	government policies against businesses owned by foreigners;
•	investment restrictions or requirements;
•	expropriations of property;
•	the potential instability of foreign governments;
•	the risk of insurrections;
•	risks of renegotiation or modification of existing agreements with governmental authorities;
•	foreign exchange restrictions;
•	withholding and other taxes on remittances and other payments by subsidiaries; and
•	changes in taxation structure.

Because we intend to conduct business in foreign countries, exchange rates may cause future losses in our international operations.

Because we expect to develop international sales and distributors, we may derive revenues from any such international operations in currencies other than the U.S. dollar.  In so doing, we may incur currency translation losses due to changes in the values of foreign currencies and in the value of the U.S. dollar. We cannot predict the effect of exchange rate fluctuations upon future operating results.

Because our articles of incorporation and bylaws and Nevada law limit the liability of our officers, directors, and others, shareholders may have no recourse for acts performed in good faith.

Under our articles of incorporation, bylaws and Nevada law, each of our officers, directors, employees, attorneys, accountants and agents are not liable to us or the shareholders for any acts they perform in good faith, or for any non-action or failure to act, except for acts of fraud, willful misconduct or gross negligence. Our articles and bylaws provide that we will indemnify each of our officers, directors, employees, attorneys, accountants and agents from any claim, loss, cost, damage liability and expense by reason of any act undertaken or omitted to be undertaken by them, unless the act performed or omitted to be performed constitutes fraud, willful misconduct or gross negligence.

If we issue shares of preferred stock with superior rights than the common stock offered hereby, it could result in a decrease in the value of our common stock and delay or prevent a change in control of us.

Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock. Our board of directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Because we have available a significant number of authorized shares of common stock, we may issue additional shares for a variety of reasons  which will have a dilutive effect on our shareholders, resulting in reduced ownership and decreased voting power, or may result in a change of control.

Our board of directors has the authority to issue additional shares of common stock up to the authorized amount of 100,000,000 as stated in our Articles of Incorporation. Our board of directors may choose to issue some or all of such shares to acquire one or more businesses or other types of property, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of our common stock. If we do issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the company.

Certain legislation relating to public companies, including the Sarbanes-Oxley Act of 2002, may make it more difficult for us to retain or attract officers and directors.

The Sarbanes-Oxley Act of 2002 was enacted in response to public concerns regarding corporate accountability in connection with recent accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Securities Exchange Act of 1934. As a public company, we are required to comply with the Sarbanes-Oxley Act. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We continue to evaluate and monitor developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

RISKS RELATED TO OUR SECURITIES

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in the Company.

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is currently eligible to be quoted on the Financial Industry Regulatory Authority’s Over the Counter Bulletin Board (“OTCBB”) under the symbol “XWND.”  At present there is a very limited public market for our common stock.  We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed.  The absence of a public market for our stock will make it difficult to sell your shares in our stock.

If a public market for our common stock develops, short selling could increase the volatility of our stock price.

 Short selling occurs when a person sells shares of stock which the person does not yet own and promises to buy stock in the future to cover the sale. The general objective of the person selling the shares short is to make a profit by buying the shares later, at a lower price, to cover the sale. Significant amounts of short selling, or the perception that a significant amount of short sales could occur, could depress the market price of our common stock. In contrast, purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on over-the-counter bulletin board or any other available markets or exchanges. Such short selling if it were to occur could impact the value of our stock in an extreme and volatile manner to the detriment of our shareholders.

In order for our common stock to be quoted on the over-the-counter bulletin board, we are required to remain current in our filings with the SEC.

We are required to remain current in our filings with the SEC in order for shares of our common stock to be eligible for quotation on the over-the-counter bulletin board. In the event that we become delinquent in our required filings with the SEC, quotation of our common stock will be terminated following a 30 day grace period if we do not make our required filing during that time. If our shares are not eligible for quotation on the over-the-counter bulletin board, investors in our common stock may find it difficult to sell their shares.

Because we will be subject to the “Penny Stock” rules once our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on NASDAQ). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

Because FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock, investors may not be able to sell their stock should they desire to do so.

In addition to the "penny stock" rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares of our common stock.

Because the price of our shares in this offering was arbitrarily determined by us, it may not reflect the actual market price for the securities.

The initial public offering price of the common stock subject to this registration was determined by us arbitrarily. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the common stock in the trading market after this offering. The market price of the securities offered herein, if any, may decline below the initial public offering price. The stock market has experienced extreme price and volume fluctuations. In the past, securities class action litigation has often been instituted against various companies following periods of volatility in the market price of their securities. If instituted against us, regardless of the outcome, such litigation would result in substantial costs and a diversion of management's attention and resources, which would increase our operating expenses and affect our financial condition and business operations.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their own common stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase our common stock.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties.  We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements.  The actual results could differ materially from our forward-looking statements.  Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the Selling Shareholders.

Determination of Offering Price

The $1.00 per share offering price of our common stock was arbitrarily chosen by us. There is no relationship between this price and our assets, earnings, book value or any other objective criteria of value.  Our common stock is currently eligible to be quoted on the Financial Industry Regulatory Authority’s Over the Counter Bulletin Board (“OTCBB”) under the symbol “XWND.”  At present there is a very limited public market for our common stock.  We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed.  The absence of a public market for our stock will make it difficult to sell your shares in our stock.

If a market for our common stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders.  The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

Dilution

The common stock to be sold by the Selling Shareholders is common stock that is currently issued and outstanding.  Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

The Selling Shareholders are offering up to 6,461,059 shares of common stock being registered by this prospectus, which includes 1,777,225 shares issuable upon exercise of warrants to purchase shares of common stock.  The shares include the following:

•	4,010,500 shares of our common stock and warrants to purchase 1,403,675 shares of common stock were issued to purchasers in a private placement that closed May 14, 2010.

•	Warrants to purchase 373,550 shares of common stock issued to our placement agent in connection with our private placement that closed May 14, 2010.

•
200,000 shares of our common stock issued to three consultants on March 19, 2010 in exchange for their services in integrating recently acquired assets into our operations and otherwise providing general assistance at the direction of our board.

•	573,334 shares of our common stock held by our attorneys, 320,000 of which were issued to our attorneys in satisfaction of past due professional fees on March 1, 2010.

The issuances and sales of said securities to the Selling Shareholders were conducted in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended and/or pursuant to Rule 506 of Regulation D promulgated thereunder.

The following table provides information regarding the beneficial ownership of our common stock held by each of the Selling Shareholders as of July 12, 2010, including:

1.	the number of shares owned by each prior to this offering;
2.	the total number of shares that are to be offered by each;
3.	the total number of shares that will be owned by each upon completion of the offering;
4.	the percentage owned by each upon completion of the offering; and
5.	the identity of the beneficial holder of any entity that owns the shares.

The named parties beneficially own and have sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table.  The numbers in this table assume that none of the Selling Shareholders sells shares of common stock not being offered in this offering circular or purchases additional shares of common stock, and assumes that all shares offered are sold.  The percentages are based on 13,280,255 shares of Common Stock issued and outstanding on July 12, 2010, plus 1,777,225 shares issuable upon exercise of warrants held by the Selling Shareholders.

Name of Selling Shareholder	Shares Directly Owned Prior to This Offering	Shares to be Issued Upon Exercise of Warrants Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholder Account(1)	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering

Alan I. Kazden	22,500	7,875	30,375	0	0.00%
Alpha Capital	350,000	122,500	472,500	0	0.00%
Benjamin A. Johnston	25,000	8,750	33,750	0	0.00%
Bernice Brauser Irr Trust	50,000	17,500	67,500	0	0.00%
Blake Goud	75,000	-	75,000	0	0.00%
Bryan Clark	236,667	-	236,667	0	0.00%
Charles Kalina, III	30,000	10,500	40,500	0	0.00%
Craig Geers	15,000	5,250	20,250	0	0.00%
Cranshire Capital, L.P.	100,000	35,000	135,000	0	0.00%

Crescent International, Ltd.	100,000	35,000	135,000	0	0.00%
Daintree Holdings, Inc.	25,000	8,750	33,750	0	0.00%
David A. Charnota	100,000	35,000	135,000	0	0.00%
David A. Dent	200,000	70,000	270,000	0	0.00%
Dean A. Suhre	50,000	17,500	67,500	0	0.00%
Donald G. Drapkin	100,000	35,000	135,000	0	0.00%
Douglas A. Twiddy	50,000	17,500	67,500	0	0.00%
Frederick C. Berndt	38,000	13,300	51,300	0	0.00%
Gary Cole	10,000	3,500	13,500	0	0.00%
Gerald Auschstetter	25,000	8,750	33,750	0	0.00%
Glen S. Davis	50,000	17,500	67,500	0	0.00%
Hans Powers	75,000	-	75,000	0	0.00%
Henry Yunes	20,000	7,000	27,000	0	0.00%
Iroquois Master Fund Ltd.	100,000	35,000	135,000	0	0.00%
James Athas	25,000	8,750	33,750	0	0.00%
James Massaro	25,000	8,750	33,750	0	0.00%
James P. & Susan B Geiskopf Ch. Rem Unitrust	200,000	70,000	270,000	0	0.00%
James P. Geiskopf	50,000	17,500	67,500	0	0.00%
James Paschall	15,000	5,250	20,250	0	0.00%
James Surface	25,000	8,750	33,750	0	0.00%
Jeffrey Wolfson	50,000	17,500	67,500	0	0.00%
Jesup & Lamont Securities Corp.	-	373,550	373,550	0	0.00%
John Kyees	50,000	17,500	67,500	0	0.00%
Kelley Gagnon	50,000	17,500	67,500	0	0.00%
Kenneth Ikemiya	100,000	35,000	135,000	0	0.00%

Kyleen Cane	236,667	-	236,667	0	0.00%
Lampf, Lipkind, Prupis, Petigrow, P.A. - Employees Saving Plan F/B/O/ Paul Petigrow	25,000	8,750	33,750	0	0.00%
Larry Kubinski	100,000	35,000	135,000	0	0.00%
Lawrence J. Wert	50,000	17,500	67,500	0	0.00%
Lester B. Boelter	100,000	35,000	135,000	0	0.00%
Mark A. Wilton	200,000	70,000	270,000	0	0.00%
Michael J. Maher, as Trustee The Michael Mahre Trust of March 19, 2008	100,000	35,000	135,000	0	0.00%
Michael M. Schmahl	100,000	35,000	135,000	0	0.00%
Mojo Investments, LLC	50,000	17,500	67,500	0	0.00%
Molly Richardson	50,000	-	50,000	0	0.00%
Neal Frankel	25,000	8,750	33,750	0	0.00%
Nicholas Carosi, III	75,000	26,250	101,250	0	0.00%
Nicholas Milton Panagotacos	25,000	8,750	33,750	0	0.00%
Patrick K. Callero	25,000	8,750	33,750	0	0.00%
Porter Partners, L.P.	200,000	70,000	270,000	0	0.00%
Richard Doermer	75,000	26,250	101,250	0	0.00%
Richard Houseweart	25,000	8,750	33,750	0	0.00%
Robert A. Buntz	50,000	17,500	67,500	0	0.00%
Robert Garff	100,000	35,000	135,000	0	0.00%
Robert Maciorowski	25,000	8,750	33,750	0	0.00%
Robert Melnick	25,000	8,750	33,750	0	0.00%
Rockmore Investment Master Fund Ltd	50,000	17,500	67,500	0	0.00%
Roger Kirk	25,000	8,750	33,750	0	0.00%
Sam Sallerson	25,000	8,750	33,750	0	0.00%
Suncreek, LLC	50,000	17,500	67,500	0	0.00%
The Tisherman Family Trust dtd 6/26/2006	50,000	17,500	67,500	0	0.00%
Thomas Hudson	50,000	17,500	67,500	0	0.00%
Twin Falls Limited	25,000	8,750	33,750	0	0.00%
Whalehaven Capital Fund, Ltd.	300,000	105,000	405,000	0	0.00%
William Smith	10,000	3,500	13,500	0	0.00%

(1)  Includes shares issuable upon exercise of warrants.

Except as indicated below, none of the Selling Shareholders; (1) has had a material relationship with us other than as a shareholder at any time within the past three years; (2) has been one of our officers or directors; or (3) are broker-dealers or affiliate of broker-dealers.

Jesup & Lamont Securities Corp. is a broker-dealer and served as the placement agent in connection with our private placement closed May 14, 2010.  The common stock held by them which is covered by this Prospectus is issuable upon the exercise of warrants granted to Jesup & Lamont as consideration for acting as our placement agent.

Kyleen Cane and Bryan Clark are the principals of Cane Clark LLP, our attorneys.

Plan of Distribution

The Selling Shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

1.	on such public markets or exchanges as the common stock may from time to time be trading;
2.	in privately negotiated transactions;
3.	through the writing of options on the common stock;
4.	in short sales, or;
5.	in any combination of these methods of distribution.

We are eligible to be quoted on the OTCBB under the symbol “XWND.OB” but do not currently have an active trading market and no market maker is presently making a market in our stock.  If our common stock becomes actively traded on the OTCBB, or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale. In these circumstances, the sales price to the public may be:

1.	the market price of our common stock prevailing at the time of sale;
2.	a price related to such prevailing market price of our common stock, or;
3.	such other price as the selling shareholders determine from time to time.

The Selling Shareholders may also sell their shares directly to market makers acting as agents in unsolicited brokerage transactions.  Any broker or dealer participating in such transactions as an agent may receive a commission from the Selling Shareholders or from such purchaser if they act as agent for the purchaser. If applicable, the Selling Shareholders may distribute shares to one or more of their partners who are unaffiliated with us.  Such partners may, in turn, distribute such shares as described above.

We are bearing all costs relating to the registration of the common stock.  The Selling Shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The Selling Shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act in the offer and sale of the common stock.  In particular, during such times as the Selling Shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1.	not engage in any stabilization activities in connection with our common stock;
2.	furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and;
3.	not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

Description of Securities to be Registered

The Selling Shareholders will be selling up to 6,461,059 shares of our common stock by this Prospectus, which includes 1,777,225 shares issuable upon exercise of warrants held by the Selling Shareholders.  Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

As of July 12, 2010, there were 13,280,255 shares of our common stock issued and outstanding held by 309 stockholders of record. We have not issued any shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.  A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors may authorize the sale and issuance of preferred stock and to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1.	The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

2.
The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

3.	Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4.
Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

5.
Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6.	Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

7.
The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

8.	Any other relative rights, preferences and limitations of that series

As of July 12, 2010, we have not designated or issued any preferred stock.

Share Purchase Warrants

We have issued warrants to purchase 1,777,225 shares of our common stock.

Included in the 6,461,059 shares of our common stock being registered for resale by the Selling Shareholders pursuant to this Prospectus are 1,777,225 shares of our common stock issuable upon exercise of warrants.  The exercise price of the warrants is $1.25 per share and they expire May 14, 2013.  The exercise price will be adjusted for any stock splits.  The holders of the warrants may exercise them on a cashless basis during any time, after this registration statement first becomes effective, in which there is not a registration statement in effect that would allow the holders, upon exercise, to resell the resulting common stock.

Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control

Our articles of incorporation authorize our board of directors to issue a class of preferred stock commonly known as a "blank check" preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one (1) or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix the number of shares; to change the number of shares constituting any series; and to provide for or change the following: the voting powers; designations; preferences; and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following: dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director's authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Dividend Policy

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends.  The Nevada Revised Statutes, however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

1.	we would not be able to pay our debts as they become due in the usual course of business, or;
2.
our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

With the exception of the dividend paid upon the liquidation of our former oil and gas operations in the fiscal year ended February 28, 2009, we have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply.  Our articles of incorporation and bylaws do not state that these provisions do not apply.  The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cane Clark, LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

Silberstein Ungar, PLLC, Certified Public Accountants, have audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report.  Silberstein Ungar, PLLC has presented their report with respect to our audited financial statements.  The report of Silberstein Ungar, PLLC is included in reliance upon their authority as experts in accounting and auditing.

Description of Business

Company Overview

We were originally incorporated in the state of New Mexico in January of 1984.  We were engaged in the natural gas and asphalt businesses until 2007, at which time we liquidated our assets and operations and distributed the net proceeds to our shareholders after paying our debts.  On October 2, 2008, we re-domiciled from New Mexico to Nevada in anticipation of pursuing the wind turbine business.

 On March 25, 2010, we acquired certain assets formerly owned by Abundant Renewable Energy, LLC, a privately held Oregon limited liability company (“ARE”), from ARE’s secured creditors in exchange for 3,192,152 shares of our common stock, par value $0.001 per share.  The assets acquired included intellectual property and other rights related to wind turbine systems formerly manufactured and sold by ARE.  On May 14, 2010, we closed on a private offering of common stock and warrants with total gross proceeds to us of $4,010,500, which capital allowed us to commence operation of our wind turbine business during the fiscal quarter ended May 28, 2010.

Our principal offices are located at 9025 SW Hillman, Suite 3126, Wilsonville, OR 97070.  Our phone number is (503) 388-7350.

Business of Company

We are in the business of designing, developing, and marketing small wind turbine systems and related equipment for electrical power generation, specifically for use in residential, small business, rural electric utility systems, other rural locations, and other infrastructure applications.  We employ proprietary technology, including power electronics, alternator design, and blade design to increase performance, reliability, and sound suppression. We also work with manufacturers of inverters, lightning protection equipment and towers to integrate their equipment into our products.

Going forward, we expect to collaborate with top renewable energy (“RE”) consultants, manufacturers, the National Renewable Energy Laboratory, and the U.S. Department of Energy (“DOE”) to develop new innovative, attractive, quiet, and durable small wind equipment, designed for ease of installation and to certification standards which cover standard testing procedures, power ratings, and structural designs of small wind systems.

Dramatic increases in state and federal incentives, high energy costs, and environmental consciousness are driving unprecedented growth in the small wind turbine market.  Our current products are recognized as technology leaders in this market, and we will work to advance this leadership through the continual development of performance improvements.

Wind Power

The demand for alternative means of electricity generation has increased due to the rising cost of energy and consumer awareness of environmental issues. According to the American Wind Energy Association (“AWEA”), wind power is second only to natural gas in terms of new capacity added and was the most rapidly growing means of alternative electricity generation at the turn of the 21st century. State and federal incentives have significantly reduced barriers to wind power development as well as the payback period for investments in small wind turbines for homeowners and small businesses. These factors are driving rapid growth in sales of small wind turbine systems.

Wind is a form of solar energy. Winds are caused by the uneven heating of the atmosphere by the sun, the irregularities of the earth's surface, and rotation of the earth. Wind flow patterns are modified by the earth's terrain, bodies of water, and vegetation.

The terms wind energy or wind power, describe the process by which the wind is used to generate mechanical power or electricity. Wind turbines convert the kinetic energy in the wind into mechanical power. A generator can convert this mechanical power into electricity.

Modern wind turbines fall into two basic groups: the horizontal-axis variety and the vertical-axis design.  Horizontal-axis wind turbines typically either have two or three blades. These three-bladed wind turbines are operated "upwind," with the blades facing into the wind.

Single small turbines, below 100 kilowatts, are used for homes, telecommunications dishes, or water pumping. Small turbines are sometimes used in connection with diesel generators, batteries, and photovoltaic systems. These systems are called hybrid wind systems and are typically used in remote, off-grid locations, where a connection to the utility grid is not available.

Inside the Wind Turbine

Wind Power Industry

The U.S. Department of Energy's Wind and Hydropower Technologies Program is working with wind industry partners to develop clean, domestic, innovative wind energy technologies that can compete with conventional fuel sources. Program efforts have culminated in some of the industry's leading products today and have contributed to record-breaking industry growth.

For the past four years, the U.S. has led the world in new wind capacity, overtaking Germany in cumulative wind capacity installations.

Much of the Wind Industry to date is made up of large, utility-scale turbines.  However, small wind turbines (<100kW) are now benefitting from many of the same high-growth factors driving large turbines, which include:

•	Persistent, high energy costs;
•	Improved technology leading to significantly more efficient turbines;
•	Incentive programs; and
•	General improvement in attitudes toward alternative energy solutions.

The U.S. and Europe contain approximately 71% of the planet’s existing wind power installations. The U.S., Germany, Spain, and India have made the largest investments in wind-generated electricity. The World Wind Energy Association expected that by 2010, 190GW of capacity would be installed worldwide, up from 121.2 GW at the end of 2008, implying an anticipated net growth rate of more than 25% per year.

The U.S. continues to lead the world as one of the fastest-growing wind power markets, according to a report from the U.S. Department of Energy (DOE) by Lawrence Berkeley National Laboratory (LBNL). The States with the most wind production are Texas, California, Iowa, Minnesota, and Oklahoma.
A new assessment from the National Renewable Energy Laboratory showed U.S. wind resources are larger than previously estimated. Highlights of the analysis reveal Onshore U.S. wind resources could generate nearly 37,000,000 gigawatt hours (GWh) annually, more than nine times the current total U.S. electricity consumption.

In 2008, the U.S. Department of Energy (DOE) published a report that examined the technical feasibility of using wind energy to generate 20% of the nation’s electricity demand by 2030. The report, "20% Wind Energy by 2030: Increasing Wind Energy's Contribution to U.S. Electricity Supply," includes contributions from DOE and its national laboratories, the wind industry, electric utilities, and other groups. The report examines the costs, major impacts, and challenges associated with producing 20% wind energy or 300 GW of wind generating capacity by 2030.

The report's conclusions include:

•
Reaching 20% wind energy will require enhanced transmission infrastructure, streamlined siting and permitting regimes, improved reliability and operability of wind systems, and increased U.S. wind manufacturing capacity.

•	Achieving 20% wind energy will require the number of annual turbine installations to increase nearly 3-fold by 2017.

•	Integrating 20% wind energy into the grid can be done reliably for less than 0.5 cents per kWh.

•	Achieving 20 percent wind energy is not limited by the availability of raw materials.

•	Addressing transmission challenges such as siting and cost allocation of new transmission lines to access the Nation's best wind resources will be required to achieve 20% wind energy.

Apart from regulatory issues and externalities, decisions to invest in wind energy generally depend on the cost of alternative sources of energy. Natural gas, oil and coal prices, and the main production technologies with significant fuel costs are often determinants in the choice of the level of wind energy.

Our Market

U.S. wind power capacity grew by 50% to 25.3GW in 2008, the latest year for which industry wide data is available. The average output of one megawatt of wind power is equivalent to the average electricity consumption of about 250 American households. According to the AWEA, wind generated enough electricity in 2008 to power 1.5% (4.5 million households) of total electricity demands in the U.S., up from less than 0.1% in 1999. U.S. Department of Energy studies have concluded that onshore wind resources in the U.S. could generate nearly 37,000,000 gigawatt-hours, more than nine times current total U.S. electricity consumption.

According to an AWEA survey, small wind turbine sales for U.S. manufacturers increased from $42 million in 2007 to $77 million in 2008, or a 78% increase. This reflects a 30% growth in capacity, or an increase of 17.3MW capacity in small wind turbines. Andy Kruse, cofounder of Southwest Wind Power (“SWWP”) recently stated that the two largest U.S. manufacturers of small wind turbines (SWWP and Bergey Wind Power) experienced 70% and 80% growth in sales in 2007, respectively. Residential installations more than doubled between 2007 and 2008.  Despite the severe economic challenges in 2009, according to the AWEA the small wind industry continued to grow, adding an additional 20 megawatts (MW) of new installed capacity with approximately 10,000 new systems installed, representing a 15% increase over 2008.

As payback periods continue to be reduced, we expect that the market for small wind products will continue to grow, even re-accelerating from the 2009 pace (which was affected by the severe economic recession).  Several developments are contributing to the industry's growth.  We feel that the small wind industry is approaching a tipping point, where increased performance, better incentives, and higher energy costs will combine to make wind-generated energy cheaper than utility energy. If this occurs, small wind turbine systems will become a smart investment for the ordinary rural resident. Additionally, we anticipate that rapid growth will make established companies in this industry attractive acquisition targets for larger companies.

We expect that our typical customer will have one or more acres of property and a Department of Energy Class 2 wind resource or better.  A Class 2 wind resource is defined as a location with an average wind speed in the range of 9.8 to 11.5 mph.  Wind power ratings are broken down into 7 classes (1thru 7 – with 1 being the lowest and 7 being the highest).  A Class 2 wind resource is regarded as sufficient for a small turbine system.  According to AWEA's 2009 report on "Small Wind Global Market Study", 25.2 million homes in the U.S. have an acre or more of property and 35% of those homes have Class 2 Winds or better, generating a potential market of 12 million units in 2010 that AWEA expects to grow to 13.9 million homes by 2020, making small wind a potential multi-billion dollar industry in the United States.

Our Products

We currently assemble our core products at a facility in Oregon from parts manufactured by third-party suppliers. Our primary products include two wind turbine systems, two towers, and various wind power system components.

Wind Turbine Systems:

•	ARE442 – 10kWh Rated System

•	ARE110 – 2.5kWh Rated System

Towers:

•	ARE 4” Tilt-up Tower for ARE110

•	ARE 5” Tilt-up Tower for various turbines

System Components:

•	Voltage clamps –connects generators to grid-connect inverters and off-grid battery systems

•	Inverters and charge controls

•	Lightning protection systems for the ARE110 and ARE442

In addition to the above products, we anticipate working collaboratively as a strategic partner with other RE manufacturers, such as SMA and OutBack Power, to develop new component solutions to further enhance our overall systems. SMA has developed a Windy Boy model for each of their Windy Boy inverters.  SMA has added more flexible power control features and resolved ground fault issues for the Windy Boy models. OutBack Power has developed a wind version of their new Flex 80 battery charge control. They will sell them to us for resale to our customers, integrated in our ARE110 battery charging system. This is the first commercially available wind powered Maximum Power Point Tracking charge control.

Distribution of Products

We expect that most sales of our products will occur through a network of dealers.  We are working to establish agreements with dealers already familiar with our products as well as to bring in new dealers.   At present we have signed agreements with a limited number of initial dealers, only thirteen as of July 12, 2010, and there can be no assurance that we will be successful in establishing a viable dealer network on favorable terms.  We expect to have a total of between twenty and thirty dealer agreements in place by the end of 2010.

Dealers are an important aspect in our sales and distribution strategy.  Dealers can range from small, 1-2 person operations to larger, regional or national companies.  Such dealers are often contractors who provide various construction services for small business and homeowners and have experience with installing renewable energy systems, such as wind and solar.  They provide a vital link to potential end users of renewable energy equipment and alleviate manufacturers from having to provide large field service operations for conducting sales and service.  Thus, our sales and marketing effort is designed to support, educate, and provide training seminars for dealers.

Competition

We will compete with a number of established manufacturers, importers, and distributors who sell wind turbine systems and related equipment. These companies enjoy brand recognition which exceeds that of our brand name. We will compete with several manufacturers, importers, and distributors who have significantly greater financial, distribution, advertising, and marketing resources than we do.  Our primary competitors of similarly sized, horizontal access wind turbines include:

•
Bergey WindPower (“Bergey”) - The XL.1 (1 kW) is mass-produced in China and is smaller than any of our models. The Excel (10kW) is built in Oklahoma; it is a 25 year old design. Bergey sells to its own network of dealers/installers and directly to consumers.

•
Southwest Windpower (“SWWP”) - The Whisper 200 (900 W) and the Whisper 500 (3 kW) are inexpensive wind turbines manufactured in the U.S. The new Skystream (1.8 kW) wind turbine began shipping last year. SWWP sells through RE distributors such as Conergy and GroSolar.

•	Proven Energy, Ltd. – A European (Scotland-based) company that installed its first turbine in 1982. The company provides four different products (3.2kW, 6kW and two separate 15kW machines).

Over the past 24 months, new companies have entered the small wind marketplace, many of which are focused on vertical-access system designs.  Most of these newer companies have yet to demonstrate field-tested, proven equipment.

Developing successful products for the small wind market requires, among other things, industry knowledge and expertise, which we believe provides a significant barrier to entry. In addition, having proven, field-tested equipment is perhaps the most important factor in customer purchase decisions and an even greater barrier to entry.  While numerous small wind providers have emerged more recently, very few meet this requirement of equipment out in the field that has been running for an extended period of time and delivered on the promised energy output. Thus, we believe there are relatively few companies that meet the necessary customer/dealer standards to currently compete in the small wind industry.

We expect to compete primarily on the basis of quality, technology advantages, ability to timely deliver product, field-proven experience and price (on a per kWh basis). We believe that our success will depend upon our ability to remain competitive in our product areas.

Principal Suppliers

We have elected to outsource the manufacturing on most of the various system components and then conduct assembly and final test internally at a facility in Oregon.  Our most important supplier is Powin Corporation.  We are currently seeking other manufacturing and supply chain relationships to augment and potentially replace our current outsourced manufacturers.

Intellectual Property

We own the rights to three applications filed in the United States for patent protection on key technology innovations and five applications for trademark registrations.  We do not currently hold any patents or registered trademarks. We will also apply for copyright protection in the United States and other jurisdictions where appropriate. We also may elect to avoid filing for patent protection on other aspects of our systems because of difficulty protecting the patent or disclosure of proprietary information that would result from the patent process, which is determined to be better remaining as trade secrets.  There can be no assurance that we will receive any patents in the United States or elsewhere.  Further, even if we receive patents, there can be no assurance that the patents will be enforceable.

We will seek to obtain confidentiality agreements where necessary from our various suppliers. We will also seek confidentiality agreements with any consultants that we use.

We intend to assert our rights under trade secret, unfair competition, trademark and copyright laws to protect our intellectual property, including product design, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks. These rights will be protected through the acquisition of patents and trademark registrations, the maintenance of trade secrets, the development of trade dress, and, where appropriate, litigation against those who are, in our opinion, infringing these rights.

While there can be no assurance that patents, copyrights, registered trademarks or other measures will protect our proprietary information, subject to our financial, legal and business constraints, we intend to assert our intellectual property rights against infringers.

We estimate we will spend approximately $75,000 on counsel and filing fees in the next twelve months on intellectual property protection regarding the designs for our residential wind turbine systems and related equipment.

Regulatory Matters and Government Incentives

Many state and local governments have implemented a diverse set of initiatives and incentive programs for wind equipment purchases. State incentives can take the form of net metering, rebates, tax credits, and feed in tariffs:

•
Net metering allows customers to connect renewable generation equipment to their utility power system. The utility takes any excess energy produced and credits it back to the customer on a net basis. The utility in essence banks your energy for free. There are 43 states that have net metering in all or part of the state.

•
Rebates are cash payments that are usually given to the installer, who must wait until the project is completed and inspected to get paid. The rebate is deducted from the project cost billed to the customer. Rebates can be based on rated power, swept area, blade length, installed cost, or projected energy generation.

•
Tax credits can be based on project cost or per kW of rated capacity. Some tax credit programs have caps on maximum dollars per project or year. Some must be taken over several years and some are transferable.

•
Feed in tariffs, or production incentives as they are called in Washington State, are above-market payments for energy generated from RE. These are common in Europe and interest levels are growing in the United States. Washington State is the only state offering production incentives at this time, but several other states have introduced bills to implement production incentives.

As of June 2010, at least 39 states have tax incentives of some type, such as credits, sales tax exemption, or property tax exemption, productivity incentives such as grants or rebates, or other subsidies to support wind energy development and use. Newer incentive programs such as Oregon's, Wisconsin's and Massachusetts’ are being designed so they favor higher production machines such as the ARE442 and ARE110.  Many states continue to streamline permitting processes and incentive programs.

In 2009, DOE announced $118 million from The American Recovery and Reinvestment Act for wind energy R&D.  With respect to the FY2010 R&D budget, there are three proposals on the table.  The President’s FY2010 budget includes $75 million for the DOE wind program.  The Senate has passed an energy and water appropriations bill that includes $85 million for the DOE wind program in 2010, and the House of Representatives’ appropriations bill includes $70 million for the same purpose.  The differences between the two bills must now be reconciled by a Conference Committee.  Final passage is expected early this fall.  AWEA seeks to increase the annual funding for wind energy research & development and other programs at the DOE and other Federal agencies to $217 million over the course of the next three to five years.

Under present law, a federal-level investment tax credit (ITC) is available to help consumers purchase small wind turbines for home, farm, or business use. Owners of small wind systems with 100 kilowatts (kW) of capacity or less can receive a credit for 30% of the total installed cost of the system.

The ITC, written into law through the Emergency Economic Stabilization Act of 2008, is available for equipment installed from October 3, 2008 through December 31, 2016. The value of the credit is now uncapped, through the American Recovery and Reinvestment Act of 2009.

State Regulations Governing Power Produced

Each state is responsible for regulating the sale, installation and interconnection of alternative energy within their state. Currently, there is no Federal-level regulation that specifically controls the sale, distribution and installation of small wind turbines beyond general small business regulations. The Public Utility Regulatory Policies Act of 1978 or PURPA, requires utilities to interconnect and purchase energy from small wind systems. Individual utilities are permitted to regulate that process.

Local Regulations Surrounding Small Wind Turbine Use

Individuals and small businesses interested in small wind turbine use are subject to local regulations and involve Public utility companies, inspectors, permits, site evaluation for placement, tower height and aesthetic concerns, and restrictions regarding professional versus do-it-yourself installation.  The AWEA offers a Model Zoning Ordinance to help local officials update ordinances governing small wind turbine installations. However, states often have unique subsidies or other programs designed to encourage on-site electricity generation. Existing state laws and local regulations continue to evolve in order to encourage and maintain safe, effective and efficient use of small wind energy systems.

Environmental Studies and Regulations

Overall, studies have shown wind energy has a low impact on the environment and does not generate air, or water pollution, global warming pollutants or waste. According to the American Wind Energy Association, although wind turbines have positive impacts, there are a few studies indicating negative impacts on the environment.

Wind turbines and energy plants are generally known to be quiet, unobtrusive and non-threatening to both humans and wildlife. Recent studies that indicate negative impacts on humans and wildlife include: birds and bats colliding with wind turbines, noticeable “whooshing” or low frequency sounds and shadow flicker. Shadow flicker occurs when the blades of a turbine pass in front of the sun to create a recurring shadow on an object.

The wind energy industry is partnering with conservation groups and government agencies and conducts ongoing land use and avian studies at wind sites across the country. Pre- and post-construction efforts to protect land and wildlife include wildlife consultants, surveys, and various state, federal land use, fish and wildlife agencies.

We have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Research and Development Expenditures

Since our recent financings, we have incurred significant development expenditures as we pursue our product development and expansion efforts.  The expenditures in the most recent quarter as well as the anticipated costs over the next twelve months will continue to be largely associated with compensation paid to our newly expanded engineering staff.  We expect these costs to remain significant as we focus on improving our existing products as well as designing and developing new wind turbine systems.

Subsidiaries

We do not currently have any subsidiaries.

Employees

Since commencement of active operations during the fiscal quarter ended May 31, 2010, we have added a number of employees to begin executing on our business plan.  As of July 12, 2010, we have 26 full time employees, including 8 technical and engineering personnel, 8 sales and marketing personnel, and the balance in executive, manufacturing or general administration.  Additional individuals have been and may continue to be engaged as outside consultants to provide additional assistance in our operations on an as-needed basis. As we begin to generate revenues, we may further expand our current management team and employee headcount in the future to retain skilled directors, officers, and employees with experience relevant to our business focus.

Description of Property

We maintain our corporate office at 9026 SW Hillman, Suite 3126, Wilsonville, OR 97070.

On April 27, 2010, we entered in to a three (3) year, three (3) month lease agreement with BIT Holdings Fifty-Seven-Inc., a Maryland corporation, for the use of approximately 13,558 square feet of which 3,960 square feet is office space located at 9025 SW Hillman Court, Bldg. 31, Suites #3126 and 3122 in Wilsonville, Oregon. The lease includes an option to extend for an additional three (3) year term.  Our rent starts at $2,500 per month for suite 3126 and $940 per month for suite 3122.  The rent doubles to $5,000 per month and $1,880 per month for the suites, respectively, in month seven and then escalates every six months thereafter until the final six months of the term.  The final monthly rent for the two suites is $5,463 and $2,054, respectively.  We have paid advance rent of $4,000 and a security deposit of $15,838.  We are also responsible for our proportionate share of the CAM and real property taxes attributable to the building.

The tenant improvement portion of the lease is guaranteed by one of our shareholders, Core Fund, L.P.  The Company has agreed to replace this guarantee with a bank letter of credit, but has not done so as of July 12, 2010.

Legal Proceedings

We are not currently a party to any legal proceedings. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Our resident agent for service of process in Nevada is Nevada Agency and Transfer Company, 50 West Liberty, Suite 880, Reno NV 89501.

Market for Common Equity and Related Stockholder Matters

Limited Public Market for our Common Stock

Our common stock is currently eligible to be quoted on the Financial Industry Regulatory Authority’s Over the Counter Bulletin Board (“OTCBB”) under the symbol “XWND.”  At present there is a very limited public market for our common stock.  We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed.

The following table sets forth the range of high and low bid quotations for our common stock for each of the periods indicated as reported by the OTCBB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending February 28, 2010
Quarter Ended	High $	Low $
February 28, 2010	N/A	N/A
November 30, 2009	N/A	N/A
August 31, 2009	N/A	N/A
May 31, 2009	N/A	N/A

Fiscal Year Ending February 28, 2009
Quarter Ended	High $	Low $
February 28, 2009	N/A	N/A
November 30, 2008	0.10	0.10
August 31, 2008	N/A	N/A
May 31, 2008	0.50	0.50

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;(b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask  price;(d) contains a toll-free telephone number for inquiries on disciplinary actions;(e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and;(f) contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with; (a) bid and offer quotations for the penny stock;(b) the compensation of the broker-dealer and its salesperson in the transaction;(c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, because our common stock is subject to the penny stock rules, stockholders may have difficulty selling those securities.

Financial Statements

Index to Financial Statements Required by Article 8 of Regulation S-X:

F-1	Balance Sheets as of May 31, 2010(Unaudited) and February 28, 2010 (Audited)
F-2	Statements of Operations (Unaudited) for the Three Months Ended May 31, 2010 and 2009 and for the Period from October 3, 2008 (inception) to May 31, 2010
F-3	Statement of Stockholders’ Equity (Deficit) as of May 31, 2010 (Unaudited)
F-4	Statements of Cash Flows (Unaudited) for the Three Months Ended May 31, 2010 and 2009 and for the Period from October 3, 2008 (inception) to May 31, 2010
F-5	Notes to Financial Statements;

Audited Financial Statements:
F-11	Report of Independent Registered Public Accounting Firm
F-12	Balance Sheets as of February 28, 2009 and 2010
F-13	Statements of Operations for the years ended February 2009 and 2010 and the period from October 3, 2008 (inception) through February 28, 2010
F-14	Statement of Stockholders’ Deficit as of February 28, 2010
F-15	Statements of Cash Flows from for the years ended February 28, 2009 and 2010 and the period from October 3, 2008 (inception) to February 28, 2010;
F-16	Notes to Financial Statements;

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF MAY 31, 2010 (UNAUDITED) AND FEBRUARY 28, 2010 (AUDITED)

ASSETS	May 31, 2010 (Unaudited)	February 28, 2010 (Audited)
Current Assets
Cash and cash equivalents	$2,849,758	$195,990
Subscriptions receivable	50,000	-
Inventories	414,361	-
Prepaid expenses	44,895	-
Total Current Assets	3,359,014	-

Property and Equipment, net	147,746	-

Other assets
Intellectual property	1,320,226	-
Deposit	7,500	-
Total Other Assets	1,327,726	-

TOTAL ASSETS	$4,834,486	$195,990
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current Liabilities
Accounts payable	$12,684	$0
Accrued expenses	47,509	337,578
Customer deposits	54,754	-
Warranty reserve	77,564	-
Loans from shareholder	-	90,740
Total Liabilities	192,511	428,318

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, par $0.01, 5,000,000 shares authorized, no shares issued and outstanding	0	0
Common stock, par $0.001, 100,000,000 shares authorized, 13,280,255 and 4,682,602 shares issued and outstanding, respectively	13,280	4,683
Stock warrants	995,246	-
Additional paid in capital	4,552,357	40,641
Deficit accumulated during the development stage	(918,908)	(277,652)
Total Stockholders’ Equity (Deficit)	4,641,975	(232,328)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$4,834,486	$195,990

The accompanying notes are an integral part of the financial statements.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS ENDED MAY 31, 2010 AND 2009
FOR THE PERIOD FROM OCTOBER 3, 2008 (INCEPTION) TO MAY 31, 2010

	Three months ended May 31, 2010 (Unaudited)	Three months ended May 31, 2009 (Unaudited)	Inception of Development Stage through May 31, 2010 (Unaudited)

GROSS REVENUES	$4,385	$0	$4,385

COST OF GOODS SOLD	1,709	0	1,709

GROSS PROFIT	2,676	0	2.676

OPERATING EXPENSES
General and administrative expenses	229,351	9,003	507,994
Stock-based compensation expense	189,868	-	189,868
Marketing	35,596	-	35,596
Sales expense	18,571	-	18,571
Engineering/R&D expense	171,620	-	171,620
TOTAL OPERATING EXPENSES	645,006	9,003	923,649

LOSS FROM OPERATIONS	(642,330)	(9,003)	(920,973)

OTHER INCOME (EXPENSE)	1,074	0	(164)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(641,256)	(9,003)	(921,137)

PROVISION FOR INCOME TAXES	0	0	0

NET LOSS	$(641,256)	$(9,003)	$(921,137)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,486,919	4,651,978

NET LOSS PER SHARE:
BASIC AND DILUTED	$(0.07)	$(0.00)

The accompanying notes are an integral part of the financial statements.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)
AS OF MAY 31, 2010

	Common Stock		Stock	Additional Paid in	Deficit Accumulated During the Development
	Shares	Amount	Warrants	Capital	Stage	Total

Balance, February 28, 2009	4,651,978	$4,652	$-	$40,367	$(209,274)	$(164,255)

Correction of shares outstanding	79	-	-	-	-	-

Issuance of stock for cash	30,545	31	-	274	-	305

Net loss for the year ended February 28, 2010	-	-	-	-	(68,378)	(68,378)

Balance, February 28, 2010	4,682,602	4,683	-	40,641	(277,652)	(232,328)

Shares issued for consulting services	200,000	200	-	1,800	-	2,000

Shares issued in payment of an accrued expense	320,000	320	-	82,061	-	82,381

Shareholder loans converted to shares	226,850	227	-	90,513	-	90,740

Shares issued to acquire assets	3,192,150	3,192	-	1,273,669	-	1,276,861

Shares issued in connection with private placements	4,658,650	4,658	-	3.869,051	-	3,873,709

Warrants issued in connection with private placements	-	-	995,246	(995,246)	-	-

Correction of shares outstanding	3	-	-	-	-	-

Stock options issued to employees	-	-	-	189,868	-	189,868

Net loss for the three months ended May 31, 2010	-	-	-	-	(641,256)	(641,256)

Balance, May 31, 2010	13,280,255	$13,280	$995,246	$4,552,357	$(918,908)	$4,641,975

The accompanying notes are an integral part of the financial statements.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS ENDED MAY 31, 2010 AND 2009
FOR THE PERIOD FROM OCTOBER 3, 2008 (INCEPTION) TO MAY 31, 2010

	Three months ended May 31, 2010 (Unaudited)	Three months ended May 31, 2009 (Unaudited)	Inception of Development Stage through May 31, 2010 (Unaudited)
Cash Flows from Operating Activities:
Net loss for the period	$(641,256)	$(9,003)	$(921,137)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation expense	2,824	-	2,824
Share-based compensation expense	189,868	-	189,868
Issuance of common shares for services	4,381	-	4,381
Discontinued operations	-	-	2,229
Changes in Assets and Liabilities
Subscriptions receivable	(50,000)	-	(50,000)
Inventories	(414,361)	-	(414,361)
Prepaid expenses	(44,895)	-	(44,895)
Accounts payable	12,684	-	12,684
Accrued expenses	(210,069)	(387)	127,509
Customer deposits	54,754	-	54,754
Warranty reserve	(22,436)	-	(22,436)
Net Cash Used in Operating Activities	(1,118,506)	(9,390)	(1,058,580)

Cash Flows from Investing Activities:
Purchase of property and equipment	(93,935)	-	(93,935)
Deposit paid	(7,500)	-	(7,500)
Net Cash Used in Investing Activities	(101,435)	-	(101,435)

Cash Flows from Financing Activities:
Proceeds from issuance of common shares	3,873,709	-	3,919,033
Loans from shareholder	-	10,000	90,740
Net Cash Provided by Financing Activities	3,873,709	10,000	4,009,773

Net Increase in Cash and Cash Equivalents	2,653,768	610	2,849,758

Cash and Cash Equivalents – Beginning	195,990	1,978	0

Cash and Cash Equivalents – Ending	$2,849,758	$2,588	$2,849,758

Supplemental Cash Flow Information:
Cash paid for interest	$0	$0	$0
Cash paid for income taxes	$0	$0	$0

Supplemental Non-Cash Investing and Financing Activities:
Shares issued to acquire assets	$1,276,861	$0	$1,276,861
Shares issued in payment of accrued expense	$80,000	$0	$80,000
Loans from shareholder converted to common shares	$90,940	$0	$90,940
Warrants issued in connection with private placements	$995,246	$0	$995,246

The accompanying notes are an integral part of the financial statements.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Xzeres Wind Corp. (“Xzeres” and the “Company”), a development stage company located in Portland, Oregon, was incorporated in Nevada as “A.R.E. Wind Corp.” on September 8, 2008.  On October 2, 2008, the Company merged with Intermountain Refining Co., Inc. On December 2, 2008 the Company name was changed to Cascade Wind Corp. and on May 7, 2010 the Company name was changed to Xzeres Wind Corp.  We are now in the business of designing, developing, marketing, and selling premium wind turbine systems and related equipment for electrical power generation, specifically for use in residential, small business, rural electric utility systems and other rural locations such as farms and wineries. We intend to seek and acquire proprietary technology, including breakthroughs in power electronics, alternator design, and blade design to increase performance, reliability, and sound suppression. We intend to design, develop, and sell wind turbine systems, and lightning protection systems as well as sell towers, controllers and related equipment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Accounting Basis
The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America (“GAAP” accounting).  The Company has adopted a February 28 fiscal year end.

Concentration of Credit Risks
The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC).  All deposit accounts at FDIC-insured institutions are insured up to at least $250,000 per depositor. At certain times the Company’s balances exceed the insured amount.

Recent Accounting Pronouncements
In May 2009, the FASB issued SFAS 165 (ASC 855-10) entitled “Subsequent Events”.  Companies are now required to disclose the date through which subsequent events have been evaluated by management. Public entities (as defined) must conduct the evaluation as of the date the financial statements are issued, and provide disclosure that such date was used for this evaluation. SFAS 165 (ASC 855-10) provides that financial statements are considered “issued” when they are widely distributed for general use and reliance in a form and format that complies with GAAP. SFAS 165 (ASC 855-10) is effective for interim and annual periods ending after June 15, 2009 and must be applied prospectively. The adoption of SFAS 165 (ASC 855-10) during the quarter ended September 30, 2009 did not have a significant effect on the Company’s financial statements as of that date or for the quarter or year-to-date period then ended. In connection with preparing the accompanying unaudited financial statements as of September 30, 2009 and for the quarter and nine month period ended September 30, 2009, management evaluated subsequent events through the date that such financial statements were issued (filed with the SEC).

In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. (“SFAS 168” or ASC 105-10) SFAS 168 (ASC 105-10) establishes the Codification as the sole source of authoritative accounting principles recognized by the FASB to be applied by all nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 (ASC 105-10) was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The adoption of SFAS 168 (ASC 105-10) on July 1, 2009 did not impact the Company’s results of operations or financial condition. The Codification did not change GAAP, however, it did change the way GAAP is organized and presented.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)
As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies. The Company implemented the Codification in this Report by providing references to the Codification topics alongside references to the corresponding standards.

With the exception of the pronouncements noted above, no other accounting standards or interpretations issued or recently adopted are expected to have a material impact on the Company’s financial position, operations or cash flows.

Basis of Presentation
The accompanying interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s Form 10-K filed with the SEC as of and for the period ended February 28, 2010. In the opinion of management, all adjustments necessary in order for the financial statements to be not misleading have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results expected for the full year.

Revenue Recognition
The Company recognizes revenue when products are fully delivered or services have been provided and collection is reasonably assured.

Development Stage Company
The Company has been reclassified as a development stage enterprise as of October 3, 2008. The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 ”Accounting and Reporting by Development-Stage Enterprises” (ASC 915-10). A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Cash and Cash Equivalents
Xzeres considers all highly liquid investments with maturities of three months or less to be cash equivalents.  At May 31, 2010, the Company had $2,849,758 of cash.

Advertising Costs
The Company’s policy regarding advertising is to expense advertising when incurred. Xzeres incurred advertising expense of $35,596 during the quarter ended May 31, 2010.

Stock-Based Compensation
Stock-based compensation is accounted for at fair value in accordance with SFAS No. 123 and 123 (R) (ASC 718).  To date, the Company has not adopted a stock option plan.

The Company issued 1,080,000 stock options to its employees during the three months ended May 31, 2010.

Fair Value of Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, subscription receivable, inventories, prepaid expenses, property and equipment, intellectual property, deposit, accounts payable, accrued expenses, customer deposits, and warranty reserve. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Dividends
The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

Income Taxes
Income taxes are accounted for under the assets and liability method.  Deferred  tax  assets  and  liabilities are recognized for  the  estimated future tax consequences attributable  to differences between the financial statement carrying amounts of existing  assets  and  liabilities and their respective  tax  bases and operating loss and tax credit  carry  forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Basic Income (Loss) Per Share
Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of May 31, 2010.

NOTE 2 - SIGNIFICANT EVENTS

On March 25, 2010, the Company entered into an Asset Purchase Agreement to acquire assets (the “Assets”) in consideration for issuing the Sellers a total of 3,192,150 shares (the “Shares”) of our common stock, par value $0.001 per share (the “Asset Purchase”).  We did not assume any liabilities in connection with this acquisition.

A complete listing of the Assets is contained in the schedules to the Asset Purchase Agreement.  As a result of the Asset Purchase, the Company is now engaged in the business of designing, developing, and marketing small wind turbine systems and related equipment for electrical power generation, specifically for use in residential, small business, rural electric utility systems, other rural locations, and other infrastructure applications globally.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are being depreciated over their estimated useful lives using the straight-line method of depreciation for book purposes.

	May 31, 2010	February 28, 2010
Furniture	$23,801	$0
Computer equipment	62,720	0
Shop machinery and equipment	44,774	0
Vehicles	19,275	0
Subtotal	150,570	0
Less: accumulated depreciation	(2,824)	(0)
Property and equipment, net	$147,746	$0

Depreciation expense for the three months ended May 31, 2010 totaled $2,824.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2010

NOTE 4 – INTELLECTUAL PROPERTY

Intangible assets with definite useful lives are amortized over their respective estimated useful lives. The Company annually evaluates the fair value of the intellectual property to determine whether events and circumstances warrant a revision to the fair value of these assets.

NOTE 5 – LOAN FROM SHAREHOLDER

On October 14, 2008, the Company received a loan from a shareholder for $5,140.  The loan is non-interest bearing and due on demand.

During the year ended February 28, 2010 the Company received additional loans from shareholders in the amount of $85,600. These loans bear 8% interest and are due on demand.

The loan balance was converted to 226,850 common shares during the three months ended May 31, 2010.

NOTE 6–WARRANTY RESERVE

The Company accrues for estimated future warranty costs associated with the products sold. The warranty is generally for defects in materials and workmanship. If actual charges exceed management’s estimates, operating results could be impacted. A warranty reserve of $77,564 has been established as of May 31, 2010.

NOTE 7 – CAPITAL STOCK, OPTIONS, AND WARRANTS

The Company amended its Articles of Incorporation to increase the authorized common stock from 10,000,000 to 100,000,000 shares, and changed the par value of the common stock from no par to $0.001 par value.   The Company also reverse split the outstanding shares of common stock at a ratio of 7.7 to 1, leaving a total of 150,079 shares of common stock issued and outstanding following the split.

During the period ended February 28, 2009, the Company issued 4,501,899 shares of our common stock at a price of $0.01 per share. The Company conducted the offering as a private placement, exempt from the registration requirements of the Securities Act of 1933 under Section 4(2) and/or Rule 506 of Regulation D there under.

During the year ended February 28, 2010 an additional 30,545 shares of common stock were issued for cash totaling $345.  There was also a correction to the shares outstanding of 79 additional shares, and an additional correction of 3 additional shares during the three onths ended May 31, 2010.

During the three months ended May 31, 2010, the following transactions occurred:

320,000 common shares were issued in payment of an accrued expense
200,000 common shares were issued for services
4,658,650 commons shares were sold in two private placements
226,850 common shares were issued in exchange for $90,740 of shareholder loans
3,192,150 common shares were issued to acquire assets

Total common shares issued and outstanding at May 31, 2010 are 13,280,255.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2010

NOTE 7 – CAPITAL STOCK, OPTIONS, AND WARRANTS (CONTINUED)

In addition, the following warrants and options were issued during the three months ended May 31, 2010:

1,777,225 warrants were granted in connection with two private placements
1,080,000 stock options were granted to employees

NOTE 8 – INCOME TAXES

For the period ended May 31, 2010, Xzeres has incurred net losses from continuing operations and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $921,000 at May 31, 2010, and will expire beginning in the year 2029. The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

The provision for Federal income tax consists of the following:

	May 31, 2010	May 31, 2009
Refundable Federal income tax attributable to:
Current Operations	$218,000	$3,060
Less: valuation allowance	(218,000)	(3,060)
Net provision for Federal income taxes	$0	$0

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

	May 31, 2010	May 31, 2009
Deferred tax asset attributable to:
Net operating loss carryover	$313,000	$74,100
Less: valuation allowance	(313,000)	(74,100)
Net deferred tax asset	$0	$0

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of $921,000 for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

NOTE 9 – COMMITMENTS

Operating Leases

The Company leases its office and manufacturing facilities under a lease which expires in July, 2013. The lease provides for the payment of taxes and operating costs, such as insurance and maintenance in addition to the base rental payments. The lease is renewable for an additional three year term.

XZERES WIND CORP.
(FORMERLY CASCADE WIND CORP., INC.)
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2010

NOTE 9 – COMMITMENTS (CONTINUED)

Aggregate minimum annual rental payments under the non-cancelable operating lease are as follows:

Year ended February 28, 2011	$30,960
2012	70,448
2013	72,564
2014	37,152
Total	$211,124

Rent expense for the three months ended May 31, 2010 totaled $4,001.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were submitted to the Securities and Exchange Commission and has determined it does not have any material subsequent events to disclose.

Silberstein Ungar, PLLC CPAs and Business Advisors
Phone (248) 203-0080
Fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025-4586
www.sucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cascade Wind Corp., Inc.
Portland, Oregon

We have audited the accompanying balance sheet of Cascade Wind Corp., Inc. as of February 28, 2010 and 2009, and the related statements of operations, stockholders’ deficit, and cash flows for the periods then ended and the period from October 3, 2008 (inception as development stage) to February 28, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Wind Corp., Inc., as of February 28, 2010 and 2009 and the results of its operations and cash flows for the periods then ended and for the period from October 3, 2008 (inception as development stage) to February 28, 2010, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Cascade Wind Corp., Inc. will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred losses from operations, has negative working capital, and is in need of additional capital to grow its operations so that it can become profitable.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans with regard to these matters are described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Silberstein Ungar, PLLC
Silberstein Ungar, PLLC

Bingham Farms, Michigan
March 23, 2010

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF FEBRUARY 28, 2010 AND 2009

ASSETS	2010	2009
Current Assets
Cash and cash equivalents	$195,990	$1,978

TOTAL ASSETS	$195,990	$1,978

LIABILITIES AND STOCKHOLDERS’ DEFICIT
LIABILITIES
Current Liabilities
Accrued expenses	$337,578	$161,093
Loans from shareholder	90,740	5,140

TOTAL LIABILITIES	428,318	166,233

STOCKHOLDERS’ DEFICIT
Preferred stock, par $0.01, 5,000,000 shares authorized, no shares issued and outstanding	0	0
Common stock, par $0.001, 100,000,000 shares authorized, 4,682,602 shares issued and outstanding (4,651,978 shares issued and outstanding – 2009)	4,683	4,652
Additional paid in capital	40,641	40,367
Deficit accumulated during the development stage	(277,652)	(209,274)
Total Stockholders’ Deficit	(232,328)	(164,255)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$195,990	$1,978

The accompanying notes are an integral part of the financial statements.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED FEBRUARY 28, 2010 AND 2009
FOR THE PERIOD FROM OCTOBER 3, 2008 (INCEPTION OF DEVELOPMENT STAGE) TO FEBRUARY 28, 2010

	Year ended February 28, 2010	Year ended February 28, 2009	Inception of Development Stage through February 28, 2010

GROSS REVENUES	$0	$0	$0

OPERATING EXPENSES	69,369	209,274	278,643

LOSS FROM OPERATIONS	(69,369)	(209,274)	(278,643)

OTHER EXPENSE	(1,238)	0	(1,238)

LOSS FROM CONTINUING OPERATIONS	(70,607)	(209,274)	(279,881)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS NET OF INCOME TAXES	2,229	(237,495)	0

OTHER COMPREHENSIVE LOSS, NET OF TAXES	0	(40,425)	0

COMPREHENSIVE LOSS	$(68,378)	$(487,194)	$(279,881)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	4,652,643	2,529,933

NET LOSS PER SHARE:
CONTINUING OPERATIONS	$(0.02)	$(0.08)
DISCONTINUED OPERATIONS	$0.00	$(0.09)

COMPREHENSIVE LOSS PER SHARE	$(0.01)	$(0.19)

The accompanying notes are an integral part of the financial statements.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS’ DEFICIT
AS OF FEBRUARY 28, 2010

	Common Stock		Additional Paid in	Deficit Accumulated During the Development	Retained	Comprehensive
	Shares	Amount	Capital	Stage	Earnings	Gain (Loss)	Total

Balance, February 29, 2008	1,155,609	$0	$1,455,314	-	$1,315,813	$40,425	$2,811,552

Reverse stock split and par value adjustment	(1,005,530)	150	(150)	-	-	-	0

Decrease in holding gain on available for sale investments, net of deferred tax credit of $13,880	-	-	-	-	-	(25,780)	(25,780)

Transfer to recognized gain on available for sale investments, net of deferred tax expenses of $7,887	-	-	-	-	-	(14,645)	(14,645)

Distribution to shareholders	-	-	(1,453,706)	-	(1,078,318)	-	(2,532,024)

Common stock issued for cash at $0.01 per share	4,501,899	4,502	40,517	-	-	-	45,019

Reduction in paid in capital for excess liabilities from discontinued operations	-	-	(1,608)	-	-	-	(1,608)

Net loss for the year ended February 28, 2009	-	-	-	(209,274)	(237,495)	-	(446,769)

Balance, February 28, 2009	4,651,978	4,652	40,367	(209,274)	0	0	(164,255)

Correction of shares outstanding	79	-	-	-	-	-	-

Issuance of stock for cash	30,545	31	274	-	-	-	305

Net loss for the year ended February 28, 2010	-	-	-	(68,378)	-	-	(68,378)

Balance, February 28, 2010	4,682,602	$4,683	$40,641	$(277,652)	$0	$0	$(232,328)

The accompanying notes are an integral part of the financial statements.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 28, 2010 AND 2009
FOR THE PERIOD FROM OCTOBER 3, 2008 (INCEPTION OF DEVELOPMENT STAGE) TO FEBRUARY 28, 2010

	Year ended February 28, 2010	Year ended February 28, 2009	Inception of Development Stage through February 28, 2010
Cash Flows from Operating Activities:
Net Loss for the period	$(70,607)	$(209,274)	$(279,881)

Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Changes in Assets and Liabilities
Increase in accrued expenses	176,485	161,093	337,578
Net Cash Provided By (Used in) Operating Activities	105,878	(48,181)	57,697

Cash Flows from Financing Activities:
Sale of common stock	305	45,019	45,324
Loan from shareholder	85,600	5,140	90,790
Net Cash Provided by Financing Activities	85,905	50,159	136,064

Cash Flows Provided by (Used in) Discontinued Operations	2,229	(2,062,887)	2,229

Net Increase (Decrease) in Cash and Cash Equivalents	194,012	(2,060,909)	195,990

Cash and Cash Equivalents – Beginning	1,978	2,062,887	0

Cash and Cash Equivalents – Ending	$195,990	$1,978	$195,990

Supplemental Cash Flow Information:
Cash paid for interest	$0	$314	$0
Cash paid for income taxes	$0	$(7,394)	$0

The accompanying notes are an integral part of the financial statements.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Cascade Wind Corp., a development stage company located in Portland, Oregon, was incorporated in Nevada as “A.R.E. Wind Corp.” on September 8, 2008.  On October 2, 2008, the Company merged with Intermountain Refining Co., Inc., and on December 2, 2008 the Company name was changed to Cascade Wind Corp.  We are now in the business of designing, developing, marketing, and selling premium wind turbine systems and related equipment for electrical power generation, specifically for use in residential, small business, rural electric utility systems and other rural locations such as farms and wineries. We intend to seek and acquire proprietary technology, including breakthroughs in power electronics, alternator design, and blade design to increase performance, reliability, and sound suppression. We intend to design, develop, and sell wind turbine systems, and lightning protection systems as well as sell towers, controllers and related equipment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Accounting Basis
The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America (“GAAP” accounting).  The Company has adopted a February 28 fiscal year end.

Recent Accounting Pronouncements
In May 2009, the FASB issued SFAS 165 (ASC 855-10) entitled “Subsequent Events”.  Companies are now required to disclose the date through which subsequent events have been evaluated by management. Public entities (as defined) must conduct the evaluation as of the date the financial statements are issued, and provide disclosure that such date was used for this evaluation. SFAS 165 (ASC 855-10) provides that financial statements are considered “issued” when they are widely distributed for general use and reliance in a form and format that complies with GAAP. SFAS 165 (ASC 855-10) is effective for interim and annual periods ending after June 15, 2009 and must be applied prospectively. The adoption of SFAS 165 (ASC 855-10) during the quarter ended September 30, 2009 did not have a significant effect on the Company’s financial statements as of that date or for the quarter or year-to-date period then ended. In connection with preparing the accompanying unaudited financial statements as of September 30, 2009 and for the quarter and nine month period ended September 30, 2009, management evaluated subsequent events through the date that such financial statements were issued (filed with the SEC).

In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. (“SFAS 168” or ASC 105-10) SFAS 168 (ASC 105-10) establishes the Codification as the sole source of authoritative accounting principles recognized by the FASB to be applied by all nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 (ASC 105-10) was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The adoption of SFAS 168 (ASC 105-10) on July 1, 2009 did not impact the Company’s results of operations or financial condition. The Codification did not change GAAP, however, it did change the way GAAP is organized and presented.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)
As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies. The Company implemented the Codification in this Report by providing references to the Codification topics alongside references to the corresponding standards.

With the exception of the pronouncements noted above, no other accounting standards or interpretations issued or recently adopted are expected to have a material impact on the Company’s financial position, operations or cash flows.

Basis of Presentation
The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Advertising Costs
The Company’s policy regarding advertising is to expense advertising when incurred. The Company incurred advertising expense of $0 during the periods ended February 28, 2010 and 2009.

Revenue Recognition
The Company recognizes revenue when products are fully delivered or services have been provided and collection is reasonably assured.

Development Stage Company
The Company has been reclassified as a development stage enterprise as of October 3, 2008. The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 ” Accounting and Reporting by Development-Stage Enterprises” (ASC 915-10). A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Cash and Cash Equivalents
Cascade Wind Corp. considers all highly liquid investments with maturities of three months or less to be cash equivalents.  At February 28, 2010 and 2009 the Company had $195,990 and $1,978 of cash, respectively.

Stock-Based Compensation
Stock-based compensation is accounted for at fair value in accordance with SFAS No. 123 and 123 (R) (ASC 718).  To date, the Company has not adopted a stock option plan and has not granted any stock options.

As of February 28, 2010, the Company has not issued any stock-based payments to its employees.

Fair Value of Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, loans to a related party, accrued expenses and credit card payables. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Dividends
The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

Income Taxes
Income taxes are accounted for under the assets and liability method.  Deferred  tax  assets  and  liabilities are recognized for  the  estimated future tax consequences attributable  to differences between the financial statement carrying amounts of existing  assets  and  liabilities and their respective  tax  bases and operating loss and tax credit  carry  forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Basic Income (Loss) Per Share
Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of February 28, 2010.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2010

NOTE 3 - SIGNIFICANT EVENTS

On October 2, 2008, the Company entered into an Agreement and Plan of Merger to re-domicile the Company from New Mexico to Nevada.  The re-domicile was effectuated by merging (the “Merger”) Intermountain Refining Co., Inc., a New Mexico Corporation, with and into A.R.E. Wind Corp., a Nevada corporation formed in preparation for the re-domicile. The Merger was effective on October 2, 2008 upon filing Articles of Merger with the Nevada Secretary of State.  The Company’s shareholders approved the Merger at the annual shareholder meeting held on October 2, 2008.

Pursuant to the Agreement and Plan of Merger, each share of common stock of the Company was converted into one fully paid and non-assessable share of A.R.E. Wind Corp.  As such, each stock certificate representing issued and outstanding shares of common stock of Intermountain Refining Co., Inc. continued to represent the same number and class of shares of A.R.E. Wind common stock. The officers and directors of the Company became the officers and directors of A.R.E. Wind Corp. The Company also adopted the Articles of Incorporation and Bylaws of A.R.E. Wind Corp. as our governing documents.

The Company amended the Articles of Incorporation and Bylaws to allow one director instead of requiring two directors to serve at any given time. The Merger has been accounted for as a recapitalization of the Company accordingly the historical financial statements of the Company are presented as those of the merged entity.

On October 3, 2008, the Company entered into a Plan of Liquidation and Escrow Agreement (the “Plan”) with an officer and director, Mr. William Hagler, for the purpose of effecting the liquidation of all of its assets to shareholders of the Company.  The Company’s board of directors and shareholders has approved the Plan pursuant to Nevada law.  Under the Plan, Mr. Hagler will serve as Escrow Agent and is authorized to sell and otherwise liquidate all of our assets and properties and to pay or make adequate provision for the payment of all of our debts, liabilities and obligations (the “Asset Sale”). The Company intends to conduct the Asset Sale in the coming weeks.  Once completed, the Company intends to distribute the net proceeds from the Asset Sale to the Company’s shareholders of record as of December 11, 2008.  It is expected that these shareholders will receive a majority of the cash to be distributed before the end of the 2008 and that a smaller, final distribution could follow in the first half of 2009.

Mr. Hagler will not receive any compensation in connection with his role as Escrow Agent in the Asset Sale.  However, if his responsibilities as Escrow Agent continue after December 31, 2008, the Company has agreed to pay Mr. Hagler $50 per hour for the time he spends in connection with the Asset Sale.

As a result of the Asset Sale, the Company is no longer engaged in its prior business, but will undertake the business of manufacturing and selling wind energy generators.  In connection with our new business direction, the Company is currently involved in negotiations with different entities in the industry.  There can be no assurance, however, that the Company’s efforts to acquire such an opportunity will be successful.

On December 1, 2008, the Company entered into an Advisory Agreement (“Agreement”) with Steve Shum, its Chief Executive Officer.  Mr. Shum has been retained to provide financial advisory services to the Company for a term from November 17, 2008 to December 31, 2008.  Mr. Shum will be paid a fixed fee in the amount of $10,250 for services provided under the Agreement.  In providing services under the Agreement, Mr. Shum will be acting as an independent contract, not an employee of the Company.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2010

NOTE 3 - SIGNIFICANT EVENTS (CONTINUED)

On December 1, 2008, the Company also entered into an Advisory Agreement (“Agreement”) with David N. Baker.  Mr. Baker has been retained to provide financial advisory services to the Company for a term from November 17, 2008 to December 31, 2008.  Mr. Baker will be paid a fixed fee in the amount of $34,500 for services provided under the Agreement.

On December 1, 2008, the Board of Directors of the Company approved an amendment to the Company's articles of incorporation to change the name of the Company from "A.R.E. Wind Corp." to "Cascade Wind Corp., Inc." The name change amendment was approved by the board of directors and by a majority of the shareholders.  The name change amendment was filed with the Nevada Secretary of State on December 2, 2008.

NOTE 4 – LOAN FROM SHAREHOLDER

On October 14, 2008, the Company received a loan from a shareholder for $5,140.  The loan is non-interest bearing and due on demand.

During the year ended February 28, 2010 the Company received additional loans from shareholders in the amount of $85,600. These loans bear 8% interest and are due on demand. As of February 28, 2010 interest totaling $1,238 has been accrued from these loans.

As of February 28, 2010, a principal balance of $90,740 is due to shareholders on these loans.

NOTE 5 – CAPITAL STOCK

The Company amended its Articles of Incorporation to increase the authorized common stock from 10,000,000 to 100,000,000 shares, and changed the par value of the common stock from no par to $0.001 par value.   The Company also reverse split the outstanding shares of common stock at a ratio of 7.7 to 1, leaving a total of 150,079 shares of common stock issued and outstanding following the split.

During the period ended February 28, 2009, the Company issued 4,501,899 shares of our common stock at a price of $0.01 per share. The Company conducted the offering as a private placement, exempt from the registration requirements of the Securities Act of 1933 under Section 4(2) and/or Rule 506 of Regulation D there under.

During the year ended February 28, 2010 an additional 30,545 shares of common stock were issued for cash totaling $345.  There was also a correction to the shares outstanding of 79 additional shares.

Total common shares issued and outstanding at February 28, 2010 are 4,682,602.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2010

NOTE 6 – INCOME TAXES

For the period ended February 28, 2010, Cascade Wind Corp. has incurred net losses from continuing operations and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $278,000 at February 28, 2010, and will expire beginning in the year 2029. The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

The provision for Federal income tax consists of the following:

	February 28, 2010	February 28, 2009
Refundable Federal income tax attributable to:
Current Operations	$23,120	$71,400
Less: valuation allowance	(23,120)	(71,400)
Net provision for Federal income taxes	$0	$0

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

	February 28, 2010	February 28, 2009
Deferred tax asset attributable to:
Net operating loss carryover	$94,520	$71,400
Less: valuation allowance	(94,520)	(71,400)
Net deferred tax asset	$0	$0

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of $278,000 for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

NOTE 7 – COMMITMENTS

The Company neither owns nor leases any real or personal property. An officer has provided office services without charge.  There is no obligation for the officer to continue this arrangement.  Such costs are immaterial to the financial statements and accordingly are not reflected herein.  The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) the Company has analyzed its operations subsequent to February 28, 2010.

On March 25, 2010, we entered into an Asset Purchase Agreement whereby we acquired some assets (the “Assets”) necessary for us to commence our planned operations in the wind energy business from the sellers (the “Sellers”) in consideration for issuing the Sellers a total of 3,192,152 shares (the “Shares”) of our common stock, par value $0.001 per share (the “Asset Purchase”).  As a result of the Asset Purchase, we are now engaged in the business of designing, developing, and marketing small wind turbine systems and related equipment for electrical power generation, specifically for use in residential, small business, rural electric utility systems, other rural locations, and other infrastructure applications globally.

CASCADE WIND CORP., INC.
 (A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2010

On March 23, 2010, we sold 875,000 shares of our restricted common stock in a private placement to Core Fund, L.P. and to our former CEO, William Hagler, at $0.40 per share for a total purchase price of $350,000.  The total purchase price consisted of new investment of $165,000 and the conversion of prior cash advances in the amount of $85,000, plus accrued interest, from Core Fund, L.P. and new investment of $100,000 from Mr. Hagler.

On March 19, 2010, we issued a total of 200,000 shares of our restricted common stock to three consultants in exchange for their services in integrating the Assets into our operations and otherwise providing general assistance at the direction of our board.

On March 1, 2010, we agreed to pay our attorneys 320,000 shares of our restricted common stock for $0.01 per share in satisfaction of past due professional fees totaling $82,381.

Management’s Discussion and Analysis

Results of Operations for the Years Ended February 28, 2010 and February 28, 2009 and for the three month period ended May 31, 2010

Income. We recorded $-0- in revenues from continuing operations for the year ended February 28, 2010, compared with $-0- in revenues for the year ended February 28, 2009. For the three months ended May 31, 2010 and 2009, we generated gross revenue of $4,385 and $-0-, respectively.  Our revenue during the period ended May 31, 2010 was attributable to replacement and tower parts sales.

Operating Expenses. Operating expenses from continuing operations were $69,369 for the year ended February 28, 2010, compared to $209,274 for the year ended February 28, 2009. The Company liquidated its assets and ceased operations as of October 3, 2008.  The largest component of expense items for each of the last two fiscal years was professional fees incurred to meet our reporting obligations as a public company and in connection with an earlier failed attempt to acquire ARE.

Our Operating Expenses during the three month period ended May 31, 2010 equaled $645,006, consisting of $54,167 in Sales, Advertising and Marketing costs, $171,620 in R&D/Engineering fees, $189,868 in (non-cash) stock-based compensation expenses, and $229,351 in General and Administrative Expenses. We had other income of $1,074 for the period.  Therefore, we recorded a net loss of $641,256 for the three months ended May 31, 2010. Our Operating Expenses during the three month period ended May 31, 2009 equaled $9,003, consisting primarily of legal and accounting costs. Therefore, we recorded a net loss of $9,003 for the three months ended May 31, 2009.

For the period from October 3, 2008 (Inception) until May 31, 2010, we generated gross revenue of $4,385.  Our Operating Expenses during the period from October 3, 2008 (Inception) until May 31, 2010 equaled $923,649, consisting of $54,167 in Sales, Advertising and Marketing costs, $171,620 in R&D/Engineering fees, $189,868 in (non-cash) stock-based compensation expenses and $507,994 in General and Administrative Expenses. We had other income of $1,074 and Interest expense of $1,238 for the period. We therefore, recorded a net loss of $921,137 for the period from October 3, 2008 (Inception) until May 31, 2010.

Discontinued Operations. We reported income from discontinued operations of $2,229 for the year ended February 28, 2010, compared to a loss of $237,495 for the year ended February 28, 2009.

Net Loss.  Including the recovery of income tax mostly related to the previous discontinued business operations, we recorded a comprehensive loss of $68,378 for the year ended February 28, 2010, compared to $487,194 for the year ended February 28, 2009.

We recorded a net loss of $641,256 for the three months ended May 31, 2010 as compared to a net loss of $9,003 for the three months ended May 31, 2009.  The substantial increase in our net loss for the period ended May 31, 2010 over the same period in 2009 is attributable to the costs attributable to commencing our business operations as a small wind turbine manufacturing and sales company.  By contrast, we did not have any active business operations in the fiscal quarter ended May 31, 2009.

Liquidity and Capital Resources

At February 28, 2010, we had $195,990 in current assets and $428,318 in current liabilities, resulting in a working capital deficit of $232,328.  At February 28, 2009, we had $1,978 in current assets and $166,233 in current liabilities, resulting in a working capital deficit of $164,255.

As of May 31, 2010, we had total current assets of $3,359,014, and total assets of $4,834,486. Our total current liabilities as of May 31, 2010 were $192,511, consisting primarily of $60,193 in Accounts Payable and Accrued Expenses, $77,564 in warranty reserve, and $54,754 in customer deposits.  Thus, we have working capital of $3,166,503 as of May 31, 2010.

Net cash provided by operating activities was $105,878 for the year ended February 28, 2010, $176,485 of which was attributable to an increase in accrued expenses in the form of professional expenses, comparable to net cash used in operating activities of $48,181 for the same period ended 2009.

Operating activities used $1,118,506 and $9,390 in cash for the three months ended May 31, 2010 and May 31, 2009, respectively, and $1,058,580 for the period from October 3, 2008 (Inception) until May 31, 2010. Our net loss of $641,256, our initial inventory purchasing of $414,361, and our reduction in accrued expenses of $210,069 were the primary components of our negative operating cash flow for the three months ended May 31, 2010.

Investing Activities used $101,435 in cash during the period from October 3, 2008 (Inception) until May 31, 2010, as a result of the purchase of computer, machinery and equipment. Investing activities did not use or generate cash for the three months ended May 31, 2009.

Cash provided by financing activities amounted to $85,905 for the year ended February 28, 2010, $85,600 of which was shareholder loans, compared to $50,159 for the year ended February 28, 2009, $45,019 of which was from the sale of common stock and $5,140 of which was from shareholder loans.

Financing Activities generated $3,873,709 and $10,000 in cash for the three months ended May 31, 2010 and 2009, respectively, consisting entirely of proceeds from the issuance of new common shares and related party note payable. Financing activities generated $4,009,773 in cash during the period from October 3, 2008 (Inception) until May 31, 2010, due to proceeds of $3,919,033 from the issuance of new commons shares and $ 90,740 from notes payable (which were later converted to common shares).

Net cash provided by discontinued operations amounted to $2,229 for the year ended February 28, 2010, compared to net cash used in discontinued operations of $2,062,887 for the year ended February 28, 2009.  The cash provided in the fiscal year ended February 28, 2009 came from the liquidation of the Company’s assets.

As of May 31, 2010, our management believes that we have sufficient cash to operate our business at the current level for the next twelve months.  Whether we will have sufficient cash to continue the implementation of our business plan beyond the next twelve months is contingent upon us either generating sufficient revenues from our ongoing operations to fund our business, obtaining additional financing, or some combination of revenues and additional financing.

Should we need additional financing, we would attempt to obtain capital through the use of private equity fundraising or shareholders loans. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Changes In and Disagreements with Accountants

Except as stated below, we did not have any changes in or disagreements with our accountants during our two most recent fiscal years and any interim periods.

As reported on Form 8-K filed on March 27, 2009, on March 24, 2009, Richey, May & Co., LLP (the “Former Accountant”) resigned as the Company’s accountant.  The Company has engaged Silberstein Ungar, PLLC (“New Accountant”) as its principal accountants effective March 27, 2009.  The decision to change accountants was approved by the Company’s board of directors.

Prior to retaining the New Accountant, the Company did not consult with the New Accountant regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304 of Regulation S-K).

The Former Accountant’s audit reports on the financial statements of the Company for the fiscal years ended February 29, 2008 and February 28, 2007 contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended February 29, 2008 and February 28, 2007, and through the interim period ended March 24, 2009, there were no “disagreements” (as such term is defined in Item 304 of Regulation S-K) with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of the Former Accountant would have caused them to make reference thereto in their reports on the financial statements for such periods.

During the years ended February 29, 2008 and February 28, 2007, and through the interim period ended March 24, 2009, there were no “reportable events” (as such term is defined in Item 304 of Regulation S-K).

Directors and Executive Officers

Our executive officers and directors and their respective ages as of July 12, 2010 are as follows:

Name	Age	Position(s) and Office(s) Held
S. Clayton Wood	51	President, Chief Operating Officer
Steven Shum	40	Chief Financial Officer, and Director
David Baker	42	Director

Set forth below is a brief description of the background and business experience of each of our current executive officers and directors.

S. Clayton Wood has been our President and Chief Operating Officer since April 12, 2010.  He is responsible for all operational aspects of our business including product development, supply chain, sales, marketing, support and administration. Previously, from February 2006 through October 2007, Mr. Wood was the Executive Director for WebJunction.org an online learning community and unit of OCLC, where he was responsible for executive leadership and execution of the business plan migrating from grant funding to product revenue self-sustaining operation.  From February 2005 through October 2006, Mr. Wood was Vice-President, Operations and Chief Operating Officer for Naverus, Inc. a venture-backed startup providing navigation information products to the commercial aviation industry where he was responsible for leading all operations of the business including design engineering, performance engineering, flight operations, marketing, sales, systems, and information technology.  Mr. Wood holds a license as a Professional Engineer (inactive) from the New Mexico Board of Professional Engineers and Land Surveyors, first issued in 1985.  Mr. Wood earned a Bachelor of Science degree in Mechanical Engineering from Texas A&M University, awarded in 1980, a Master of Science degree in Mechanical Engineering from Texas A&M University, awarded in 1982, and a Master of Business Administration degree from the University of Washington, awarded in 1998.

David N. Baker joined our Board of Directors as its Chairman on March 26, 2010 and is responsible for working with our Board and management on various strategic initiatives.  Mr. Baker has extensive experience in financing start-up companies.  He has led, as an investment principal, originating, structuring and investing in reverse merger, self registration and other non-traditional or alternative public transactions for companies in the asset recovery, consumer products, solar integration and technology, gaming, broadcast media, e-commerce, information services, video content, mobile hardware, video game, Internet media, information technology, automotive and biotechnology sectors.  In addition, his career has included positions as principal and owner in two hedge funds, other investment management capacities, technology and healthcare merchant banking, proprietary trading and securities brokerage.

Since 2007, Mr. Baker has also been employed as the Managing Member of Cascade Summit, LLC, a private advisory firm focused upon advising small and micro-capitalization public and private companies regarding capital strategy, business strategy and restructurings, with an emphasis on alternative going public transactions.  Mr. Baker is also the CEO of Coin Mercantile, Inc., a private company engaged in the retail and wholesale global trade of precious metal modern world coins, which he co-founded in 2009.  Mr. Baker is also a non-managing principal of Core Fund Management, L.P., which is the general partner of Core Fund, L.P. a special situations, non-correlated, hedge fund that focuses on making investments in early stage, micro and small capitalization companies, across all sectors. Mr. Baker founded Core Fund, L.P. and Core Fund Management, L.P. in 2003 and was active in its management until 2007, when he stepped aside in favor of Mr. Steven Shum.  Mr. Baker earned a B.A. in 1989 from the University of Colorado and received a J.D. in 1992 from Golden Gate University, with a focus on securities.

Steven Shum is our CFO, corporate secretary and a member of our Board of Directors. Since 2004 he has been a Managing Principal of Core Fund Management, L.P. and the Fund Manager of Core Fund, L.P.  Mr. Shum's tenure includes 15 years in the financial services industry where he has an extensive background in equity research, macroeconomics, and management.  Prior to joining Core Fund, he spent four years as founder and Executive Vice President of Revere Data, which created a patented equity research application.  In addition to Revere Data, from 1999 to 2003, Mr. Shum was the senior investment analyst and co-portfolio manager with DNB Capital Management. Mr. Shum earned a BS in both Finance and General Management from Portland State University, awarded in 1992.

Directors

Our bylaws authorize no less than one (1) director.  We currently have two Directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to our present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

We do not have a separately-designated standing audit committee. The entire Board of Directors performs the functions of an audit committee, but no written charter governs the actions of the Board when performing the functions of what would generally be performed by an audit committee. The Board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the Board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

Compensation Committee

We do not have a separately-designated standing compensation committee.  The entire Board of Directors performs the functions of a compensation committee.  During the fiscal year ended February 28, 2010, our sole director during that period, Mr. Shum, participated in all deliberations concerning executive officer compensation.  Mr. Baker joined our board on March 26, 2010, and has participated in all deliberations concerning executive officer compensation since that date.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws.  Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than our President and COO, S. Clayton Wood.

Section 16(a) Beneficial Ownership Reporting Compliance

Our officers, directors and shareholders owning greater than ten percent of our shares are not required to comply with Section 16(a) of the Securities Exchange Act of 1934 because we do not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934.

Code of Ethics

As of February 28, 2010, we had not adopted a Code of Ethics for Financial Executives, which would include our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Executive Compensation

Compensation Discussion and Analysis

On March 22, 2010, we entered into a written employment agreement with S. Clayton Wood to become our Chief Operating Officer and President, subject to a contingency that our Board had the power to waive.  On April 12, 2010, our Board waived the contingency and installed him as our President and Chief Operating Officer with responsibility for all operational aspects of our business including product development, supply chain, sales, marketing, support and administration.

Mr. Wood’s compensation package includes a base salary at an initial annual rate of One Hundred Fifty Thousand Dollars ($150,000), payable bi-weekly, plus any discretionary bonuses to be awarded by our Board annually, relocation expenses not to exceed Ten Thousand Dollars ($10,000), health insurance for him and his spouse and paid vacation time of two (2) weeks for each twelve (12) month period of employment. We also granted Mr. Wood options to purchase up to 460,000 shares of our common stock at $0.85 per share.  Mr. Wood’s options will vest pro-rata over each of the four calendar years following the grant date of March 25, 2010.

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to each named executive officer for our last two completed fiscal years for all services rendered to us.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
S. Clayton Wood, President, COO	2010 2009	0 na	0 na	0 na	0 na	0 na	0 na	0 na	0 na
Steven Shum, CFO and Director	2010 2009	0 0	0 0	0 0	0 0	0 0	0 0	0 10,250	0 10,250
David Baker, Chairman1	2010 2009	0 0	0 0	0 0	0 0	0 0	0 0	0 34,500	0 34,500
William N. Hagler, former CEO	2010 2009	0 $101,164	0 0	0 0	0 0	0 0	0 0	0 $3,035 (2)	0 $104,199
Rick L. Hurt, former Secretary and Treasurer	2010 2009	$0 $54,889	0 0	0 0	0 0	0 0	0 0	0 $1,647 (2)	0 $56,536

(1)	Mr. Baker joined our Board of Directors as its Chairman on March 26, 2010.
(2)	Consists of SIMPLE IRA employer matching contributions amounting to the lesser of employee elective deferrals or 3% of salary.

Narrative Disclosure to the Summary Compensation Table

We did not pay any amounts in compensation to our officers and directors in the fiscal year ended February 28, 2010. In December 2008, we paid Mr. Shum and Mr. Baker one-time consulting fees of $10,250 and $34,500, respectively, for their efforts in connection with winding down our prior operations and in preparation for our change of business.

Our employees, including officers, may receive such bonuses and salary increases as the Board of Directors, in its sole discretion, may award from time to time.

Outstanding Equity Awards At Fiscal Year-end Table

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of the end of our last completed fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Shares of Stock That Have Not Vested (#)	Market Value of Shares or Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Shares or Other Rights That Have Not Vested (#)
S. Clayton Wood	0	0	0	0	0	0	0	0	0
Steven Shum	0	0	0	0	0	0	0	0	0

Stock Option Grants

On March, 25, 2010, we granted Steven Shum, our current CFO, corporate secretary and member of our Board of Directors, options that will allow him to purchase up to 200,000 shares of our common stock at an exercise price of $0.85 per share.  The options are fully vested.

On March 22, 2010, we executed an employment agreement with S. Clayton Wood which includes options to purchase up to 460,000 shares of our common stock at $0.85 per share.  Mr. Wood’s options will vest pro-rata over each of the four calendar years following the grant date of March 25, 2010.

On July 15, 2010, we entered into a written consulting agreement with David N. Baker, chairman of our board of directors, which includes options to purchase up to 200,000 shares of our common stock.  The option to purchase 100,000 shares is fully vested and is exercisable at $1.10 per share.  The option to purchase the remaining 100,000 shares vests one-third per year over each of the next three years and is exercisable at $1.00 per share.  All of the options granted to Mr. Baker will expire if not exercised within five years.

With the exception of the foregoing, we have not granted any stock options to the executive officers or directors since our inception.

Compensation of Directors Table

The table below summarizes all compensation paid to our directors for our last completed fiscal year.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steven Shum	0	0	0	0	0	0	0
David Baker	0	0	0	0	0	0	0

Narrative Disclosure to the Director Compensation Table

Our directors do not currently receive any compensation from the Company for their service as members of the Board of Directors of the Company.  However, in December 2008, we paid Mr. Shum and Mr. Baker one-time consulting fees of $10,250 and $34,500, respectively, for their efforts in connection with winding down our prior operations and in preparation for our change of business.

On July 15, 2010, we entered into a written consulting agreement with David N. Baker.  Mr. Baker is the chairman of our board of directors.

At present, we pay Mr. Baker the sum of $12,000 per month for consulting services.  Per the terms of our written agreement, that payment will be increased to $15,000 per month effective January 1, 2011.  Mr. Baker is also eligible for any performance bonus that our board may, in its discretion, determine to award him.  We also granted Mr. Baker options to purchase up to 200,000 shares of our common stock.  The option to purchase 100,000 shares is fully vested and is exercisable at $1.10 per share.  The option to purchase the remaining 100,000 shares vests one-third per year over each of the next three years and is exercisable at $1.00 per share.  All of the options granted to Mr. Baker will expire if not exercised within five years.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of July 12, 2010, the beneficial ownership of our common stock by each executive officer and director, by each person known by us to beneficially own more than 5% of the our common stock and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 13,280,255 shares of common stock issued and outstanding on July 12, 2010.

Title of class	Name and address of beneficial owner	Amount of beneficial ownership1	Percent of class
Common	David N. Baker4 PO Box 16282201 Sioux Falls, SD 57186	3,486,187	25.5%
Common	Steven Shum2,3 9025 SW Hillman, Suite 3126 Wilsonville, OR 97070	3,395,888	25.19%
Common	S. Clayton Wood 9025 SW Hillman, Suite 3126 Wilsonville, OR 97070	0	0.00%
Common	Total all executive officers and directors	6,882,075 Shares	50.68%

Common	5% Shareholders
	Core Fund, L.P.2 1500 SW 1st Ave. Suite 910 Portland, OR 97201	2,691,382	20.27%

1.
As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

2.
Includes the 2,691,382 shares held by Core Fund, L.P.  Mr. Steven Shum is the manager of Core Fund, L.P. and, in that capacity, is the sole beneficial owner of the shares.  Mr. David Baker is a passive non-managing member and principal of Core Fund Management, L.P., the general partner and Fund Manager to Core Fund, L.P.

3.
On March 25, 2010, as compensation for services rendered, we awarded Mr. Shum fully vested options to purchase up to 200,000 shares of our common stock, all of which are fully vested and, therefore, may be exercised over a period of 60 days.

4.
On July 15, 2010, we entered into a written consulting agreement with David N. Baker, chairman of our board of directors, which includes options to purchase up to 200,000 shares of our common stock.  The option to purchase 100,000 shares is fully vested and, therefore, may be exercised immediately.

Securities Authorized for Issuance Under Equity Compensation Plans

We have adopted a stock option plan that provides for both qualified and non-qualified stock options equal to a maximum of fifteen percent (15%) of our total issued and outstanding shares of common stock, which is equal to 1,992,039 total shares available to be optioned as of July 8, 2010.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Certain Relationships and Related Transactions

Except as set forth below, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

On March 25, 2010, we acquired certain assets formerly owned by Abundant Renewable Energy, LLC, a privately held Oregon limited liability company (“ARE”), from ARE’s secured creditors (“Sellers”) in exchange for 3,192,152 shares of our common stock, par value $0.001 per share.  The assets acquired included intellectual property and other rights related to wind turbine systems formerly manufactured and sold by ARE.  The Sellers had been secured creditors of ARE and obtained the assets via a Collateral Surrender Agreement dated February 8, 2010.  One of the Sellers was Core Fund, L.P., which received 2,750,614 of the Shares issued in connection with the Asset Purchase, 569,232 of which Core Fund, L.P. subsequently delivered to a non-affiliate third party.  Mr. Shum is the Managing Principal of Core Fund Management, L.P. and the Fund Manager of Core Fund, L.P.  David Baker, our majority shareholder and the other member of our board of directors effective as of March 26, 2010, is also a non-managing member of Core Fund Management, L.P.  David Baker received 227,693 of the Shares issued in connection with the Asset Purchase.

On March 23, 2010, we sold 875,000 shares of our restricted common stock in a private placement to Core Fund, L.P. and to our former CEO, William Hagler, at $0.40 per share for a total purchase price of $350,000.  The total purchase price consisted of new investment of $165,000 and the conversion of prior cash advances in the amount of $85,000, plus accrued interest, from Core Fund, L.P. and new investment of $100,000 from Mr. Hagler.

On February 25, 2010, we sold 7,700 shares of our restricted common stock in a private placement to our then sole officer and director, Steven Shum, at $0.01 per share for a total purchase price of $77.00 and 22,845 shares to our then majority shareholder, David Baker, at $0.01 per share for a total purchase price of $228.45.

Available Information

We have filed a registration statement on form S-1 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus.  This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits.  Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company.  We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials.  You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C.  Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F. Street, N.E. Washington, D.C. 20549.  Please Call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  The Securities and Exchange Commission also maintains a Web Site at http://www.sec.gov that contains reports, proxy Statements and information regarding registrants that files electronically with the Commission.  Our registration statement and the referenced exhibits can also be found on this site.

If we are not required to provide an annual report to our security holders, we intend to still voluntarily do so when otherwise due, and will attach audited financial statements with such report.

Dealer Prospectus Delivery Obligation

Until ________________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required In the Prospectus

Item 13. Other Expenses Of Issuance And Distribution

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee	$460.67
Federal Taxes	$0
State Taxes and Fees	$0
Listing Fees	$0
Printing and Engraving Fees	$0
Transfer Agent Fees	$0
Accounting fees and expenses	$2,000
Legal fees and expenses	$50,000
Total	$52,460.67

All amounts are estimates, other than the Commission's registration fee.

We are paying all expenses of the offering listed above.  No portion of these expenses will be borne by the selling shareholders.  The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14. Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes, our articles of incorporation and our bylaws.

Under the governing Nevada statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation.  Our articles of incorporation do not contain any limiting language regarding director immunity from liability.  Excepted from this immunity are:

1.	a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

2.	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

3.	a transaction from which the director derived an improper personal profit; and

4.	willful misconduct.

Our articles of incorporation and our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

1.	such indemnification is expressly required to be made by law;

2.	the proceeding was authorized by our Board of Directors;

3.	such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or;

4.	such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of the company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

Item 15. Recent Sales of Unregistered Securities

We conducted a private placement of common stock and warrants during the fiscal quarter ended May 31, 2010.  We commenced the private offering on or about March 29, 2010 and conducted two closings, on April 28 and May 14, 2010.  We sold a total of 4,010,500 shares of common stock and 1,403,675 warrants to purchase our common stock, exerciseable for three years from the date of issuance at a strike price of $1.25 per share.

The shares of common stock and warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D. The shares and warrants were sold to accredited investors as defined in Regulation D under the Securities Act.  No general solicitation or advertising was used in connection with the offering.  All securities sold are “restricted securities” within the meaning of Regulation D.

We paid commissions and other related fees in the total amount of $398,550 and issued warrants to purchase 373,550 shares of common stock to our placement agent, Jesup & Lamont Securities Corp., in connection with this closing.  The terms and conditions of the warrants issued to our placement agent are identical to the terms and conditions of the warrants issued to the purchasers in our private placement.

On March 23, 2010, we sold 875,000 shares of our restricted common stock in a private placement to Core Fund, L.P. and to our former CEO, William Hagler, at $0.40 per share for a total purchase price of $350,000.  The total purchase price consisted of new investment of $159,260 from Core Fund,the conversion of prior cash advances in the amount of $90,000, plus accrued interest of $740, and new investment of $100,000 from Mr. Hagler.

On March 19, 2010, we issued a total of 200,000 shares of our restricted common stock to three consultants in exchange for their services in integrating the Assets into our operations and otherwise providing general assistance at the direction of our board.

On March 1, 2010, we agreed to pay our attorneys 320,000 shares of our restricted common stock for $0.01 per share in satisfaction of past due professional fees totaling $82,381.

As with our issuance of shares to the purchasers in our private placement, none of our issuances of the shares to the consultants, Mr. Hagler, Core Fund, L.P. and our attorneys were registered under the Securities Act of 1933, as amended (the “Securities Act”), but were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and/or Regulation D promulgated under that section. No general solicitation or advertising was used in connection with the offering.  All securities sold are “restricted securities” within the meaning of Regulation D.  We did not pay any commission to any person in connection with any of these sales.

Item 16. Exhibits

Exhibit Number	Description
3.1	First Amended and Restated Articles of Incorporation
3.2	Amended and Restated By-laws
3.3	Certificate of Amendment filed April 6, 2010
3.4	Certificate of Amendment filed May 7, 2010
4.1	Form of Warrant
5.1	Opinion of Cane Clark, LLP, with consent to use
10.1	Asset Purchase Agreement (1)
10.2	Stock Option Plan (1)
10.3	Employment Agreement-S. Clayton Wood (1)
10.4	Stock Option Grant–S. Clayton Wood (1)
10.5	Stock Option Grant- Steve Shum (1)
10.6	Lease Agreement (2)
10.7	Third Amended and Restated Stock Option Plan (3)
10.8	Consulting Agreement – David Baker
23.1	Consent of Silberstein Ungar, PLLC

(1) Incorporated by reference to Annual Report on Form 10K filed on March 26, 2010
(2) Incorporated by referece to Current Report on Form 8K filed on May 3, 2010
(3) Incorporated by referece to Current Report on Form 8K filed on July 12, 2010

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (a)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (b) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.; and

     (c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any  material change to such information in the registration statement.

2.   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Las Vegas, Nevada, on July 19, 2010.

XZERES Wind Corp.

By: /s/ S. Clayton Wood
S. Clayton Wood
President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Steven Shum
Steven Shum
Chief Financial Officer and Director

By: /s/ David Baker
David Baker
Director